    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 15, 1998
                                                      REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             COWLITZ BANCORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            WASHINGTON                           6712                           91-1529841
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

         927 COMMERCE AVENUE, LONGVIEW, WASHINGTON 98632 (360) 423-9800 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

           CHARLES W. JARRETT, PRESIDENT AND CHIEF OPERATING OFFICER
                             COWLITZ BANCORPORATION
         927 COMMERCE AVENUE, LONGVIEW, WASHINGTON 98632 (360) 423-9800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                  DAVID R. WILSON                                   STEPHEN M. KLEIN
                BERNARD L. RUSSELL                                  MARK C. LEWINGTON
          FOSTER PEPPER & SHEFELMAN PLLC                            GRAHAM & DUNN PC
           1111 THIRD AVENUE, SUITE 3400                      1420 FIFTH AVENUE, SUITE 3300
             SEATTLE, WASHINGTON 98101                          SEATTLE, WASHINGTON 98101
                  (206) 447-4400                                     (206) 624-8300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

===========================================================================================================
                                                        PROPOSED MAXIMUM  PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF           AMOUNT TO BE    OFFERING PRICE  AGGREGATE OFFERING    AMOUNT OF
      SECURITIES TO BE REGISTERED       REGISTERED(1)     PER SHARE(2)        PRICE(2)     REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Common Stock, no par value............. 1,150,000 shares       $13.00       $14,950,000         $4,531
===========================================================================================================

(1) Includes 150,000 shares that may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 15, 1998
                                1,000,000 SHARES

                                      LOGO
                             COWLITZ BANCORPORATION

                                  COMMON STOCK
                            ------------------------

     All of the shares of Common Stock ("Common Stock") of Cowlitz Bancorporation (the "Company") offered hereby (the "Offering") are being sold by the Company. Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share of Common Stock. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has filed an application to list the Common Stock for quotation on the Nasdaq National Market under the symbol "CWLZ."

      SEE "RISK FACTORS" COMMENCING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
     THE SHARES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND OF THE
     FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

======================================================================================================
                                           PRICE TO            UNDERWRITING           PROCEEDS TO
                                            PUBLIC              DISCOUNT(1)           COMPANY(2)
------------------------------------------------------------------------------------------------------
Per Share...........................           $                     $                     $
------------------------------------------------------------------------------------------------------
Total(3)............................           $                     $                     $
======================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $300,000.

(3) The Company and the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 133,000 and 17,000 additional shares of Common Stock, respectively, on the same terms and conditions set forth above solely to cover over-allotments, if any. If the Underwriters exercise this
    option in full, the Price to Public will total $          , the Underwriting
    Discount will total $          , the Proceeds to Company will total
    $          and the Proceeds to Selling Shareholders will total $          .
    See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, when, as and if delivered and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the delivery of the certificates representing such shares will be made against payment therefor at the offices of Black & Company, Inc. on or about
  , 1998.
                            ------------------------

BLACK & COMPANY, INC.                              PACIFIC CREST SECURITIES INC.
               The date of this Prospectus is             , 1998.

                    [PHOTOGRAPH OF COWLITZ FINANCIAL CENTER]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITY, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the financial statements and notes thereto, included elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) reflects an adjustment for all stock splits to the date of this Prospectus. Unless the context requires otherwise, references to the "Company" mean Cowlitz Bancorporation and its wholly-owned subsidiary, The Cowlitz Bank (the "Bank").

THE COMPANY

     With its five full-service offices, the Company has the largest market share of deposits among commercial banks in Cowlitz County, Washington, and The Cowlitz Bank is the only community bank headquartered in the county. The Company has grown from one branch with assets of $39.4 million, deposits of $31.0 million and shareholders' equity of $2.5 million at January 1, 1992 to five branches with assets of $175.7 million, deposits of $139.1 million and shareholders' equity of $13.3 million at September 30, 1997. The Company emphasizes personal service and customer relationships and believes that such emphasis is the primary reason for its rapid growth. The Bank's most recent rating under the Community Reinvestment Act was "outstanding." In 1996, the Independent Bankers Association of America listed the Bank as one of the top ten banks in the United States with assets between $150 million and $300 million based on return on shareholders' equity ("ROE").

     The Company offers or makes available a broad range of financial services to its customers, primarily small and medium-sized businesses, professionals and retail customers. In addition to its normal commercial and personal banking services, which include commercial and real estate lending, consumer lending, mortgage origination and trust services, the Company has developed relationships with a securities brokerage firm and an insurance agency with an estate planner to provide its customers access to a variety of financial services which are generally not available in community banks. In 1997, the Company established a trust department to offer trust services to individuals, corporations and institutions. It is the only such trust department located in Cowlitz County. By combining its array of traditional commercial banking products with these enhanced customer services, the Company is able to provide its customers with similar banking services offered by its larger competitors while retaining the character of a community bank and the level of personal service which larger banks generally no longer provide.

     Based on reports of the Federal Home Loan Bank of Seattle ("FHLB"), at June 30, 1996, the Company held approximately 25% of the deposits in commercial banks in Cowlitz County, which was the largest share of deposits of any commercial bank. Since June 30, 1996, the Company has taken several steps to increase its market share in Cowlitz County. Historically, the Company operated from one location in Longview. In November 1996, the Company opened a de novo branch in neighboring Kelso, Washington. Two recent acquisitions of competitors in Cowlitz County presented the Company with additional opportunities for in-market growth. In 1996, Wells Fargo Bank acquired First Interstate Bank, which was a principal competitor of the Company. The Company successfully bid for three Wells Fargo branches in Cowlitz County and acquired those branches in July 1997. In the second half of 1997, U.S. Bank was acquired by First Bank, which has recently announced its intention to close the U.S. Bank branch in Kelso, Washington, creating additional opportunities for the Company. The Company is aggressively marketing to its new customers from the former Wells Fargo branches as well as the customers of U.S. Bank in Kelso. The Company is introducing its full array of financial products to these new customers while emphasizing personal service as a way of increasing its market share within its existing market area. Management believes that the Company's historical growth and recent successful expansion activities strongly position the Company to continue to increase its market share in Cowlitz County and to expand into other similar markets.

     The Company's expansion since 1992 has been marked by the following highlights:

        1992     -   Arranged $2 million in long-term debt for capital infusion into Cowlitz
                     Bank
                 -   Increased assets by 85% to $73.1 million
                 -   Initiated quarterly dividends
                 -   Began relationship with Robert Thomas Securities
        1993     -   Increased earnings per share by 96% over prior year
        1994     -   Increased loans by 35% over prior year
                 -   Established mortgage department
                 -   Sold $2.2 million of common stock in Regulation A offering
        1995     -   Increased loans by 40% over prior year
        1996     -   Opened Kelso branch
                 -   Named by Independent Bankers Association as one of the top ten banks of its size based on ROE
                 -   Remodeled and expanded main branch to become the Cowlitz Financial Center
        1997     -   Acquired three Wells Fargo branches
                 -   Opened trust department
                 -   Began relationship with Commerce Business and Estate Services

BUSINESS STRATEGY

     The Company's goal is to maintain its position as the leading community based provider of financial services in Cowlitz County and to become one of the leading community based providers of financial services in other selected areas of Washington and Oregon. The Company's growth strategy is based on providing both exceptional personal service and a wide range of financial services to its customers. The Company's strategy consists of the following:

     - Emphasize personal service and develop strong community ties. Based on its experience, the Company believes that providing a high level of personal service and customer attention attracts and retains customers. The Company's employees work with specific customers on an individual, personalized basis. As a result of this level of customer attention, the Company believes that it can make business decisions regarding its customers more quickly and efficiently than its competitors. The Company's philosophy is that of a true community bank -- to provide the highest level of service to its communities. The Company's "outstanding" Community Reinvestment Act ("CRA") rating is evidence of its commitment to serve all the citizens in its communities. The Company believes that its intense focus on customer service coupled with its deep community relationships serve to differentiate the Company from its competitors.

     - Provide a broad range of financial products and services. The Company believes that offering a wide range of financial products and services is an important competitive factor. In addition to deposit and loan products typically offered by commercial banks, the Company has developed a real estate loan division to originate mortgage loans and has established a trust department. To execute this strategy, the Company has hired experienced personnel to market and deliver these services. The Company leases space in its main financial center to a securities brokerage firm and an insurance agency in order to provide its customers with access to a wider range of financial services. This combination of products and services is designed to both increase its customer base and to enhance cross-selling opportunities to its customer base.

     - Increase business volume in existing market. The Company believes there is an opportunity to increase its business volume in its existing market area by promoting its complete array of financial products as well as emphasizing personal service, especially in relationships with new customers obtained in the acquisition of the Wells Fargo branches and by establishing new customer relationships as a result of the announced closure of a U.S. Bank branch in Kelso. The Company believes that additional opportunities for growth exist in Cowlitz County as a result of new business entrants such as

       BHP Coated Steel, Prudential Steel and Foster Farms. The Company presently has the largest share of deposits held by commercial banks in Cowlitz County and believes that its reputation for a high level of personal service will help it attract new customers as the larger banks continue their consolidation and reduction of personal service to their customers.

     - Explore opportunities for regional expansion through acquisition. The Company intends to explore the acquisition of other community banks and branches of larger banks in non-metropolitan communities in Washington and Oregon. The Company intends to retain the local character of institutions which it acquires and to promote deposit and asset growth in the acquired institutions through implementation of its customer service policies and product offerings. Although the Company is not presently engaged in any acquisition discussions, it believes that such opportunities are available and that its ability to consummate such acquisitions will be enhanced by completion of this Offering and the creation of a public market for the Company's Common Stock.

     The Company was organized in 1991 under Washington law to become the holding company for the Bank, a Washington state chartered bank that commenced operations in 1978. The principal executive offices of the Company are located at 927 Commerce Avenue, Longview, Washington 98632, and its telephone number is
(360) 423-9800.

                                  THE OFFERING

Common Stock offered by the Company.....................  1,000,000 Shares
Common Stock to be outstanding after the Offering.......  3,619,872 Shares
Use of proceeds.........................................  To repay approximately $1.1 million of outstanding indebtedness, to
                                                          increase the capital of the Company
                                                          and for future acquisitions.
Directed Shares.........................................  100,000 shares, or 10.0% of the
                                                          Offering, have been reserved for
                                                          existing shareholders, employees
                                                          and customers and, subject to
                                                          availability, other residents of
                                                          Cowlitz County, consistent with the
                                                          local orientation of the Company.
Proposed Nasdaq National Market symbol..................  CWLZ

                                  RISK FACTORS

     This Prospectus contains certain forward-looking statements. Actual results could differ materially from those projected in these forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus. Prospective investors should carefully consider and evaluate all of the information set forth in this Prospectus, including the Risk Factors set forth below. This list of risk factors may not be exhaustive.

EXPOSURE TO LOCAL ECONOMY

     The Company's performance is materially dependent upon and sensitive to the economy of its market area consisting of Cowlitz County and the surrounding areas in southwest Washington and northwest Oregon. Adverse economic developments may affect loan demand and the collectibility of existing loans, and have a negative effect on the Company's earnings and financial condition. Historically, the economy of Cowlitz County depended primarily on the forest products industry. Particularly in the 1980's, the Company's market area experienced high unemployment as a result of the reduction in forest products manufacturing jobs. While the forest products industry is still the leading employer in Cowlitz County, the economy is becoming more diverse as manufacturers enter the region and tourism centered around Mount St. Helens expands. Subsequent developments have reduced the dependence of the local economy on forest products manufacturing and have increased the number of non-manufacturing jobs. There can be no assurance that future economic changes will not have a significant adverse effect on the Company. See
"Business -- Market Area."

ABILITY TO EXPAND OPERATIONS

     An important element of the Company's business strategy is to expand its market area through acquisitions. The Company has not identified any specific acquisition candidates. Although the Company has not acquired any whole banks in the past, it successfully bid for and acquired three branches from Wells Fargo Bank and believes it has successfully integrated those branches into its operations. No assurance can be given that the Company will be able to enter into and consummate any acquisitions or the timing of any acquisitions that may occur. The rate of growth of the Company will be directly affected by its ability to identify and consummate acquisitions. If the Company is not able to consummate one or more acquisitions, it has no other current intended use for a substantial portion of the offering proceeds, and pending application of those proceeds, the Company's return on equity and earnings per share would be adversely affected. No assurance can be given that such funds will be effectively deployed in the future.

COMPETITION

     In recent years, competition for deposits and loans has intensified. Two super-regional banks in the Company's market area have been acquired by even larger banks, although one has sold branches to the Company and the other has announced it is closing one of its branches in Cowlitz County. These institutions have competitive advantages over the Company in that they may have higher public visibility and are able to maintain advertising and marketing activities on a much larger scale than the Company can economically sustain. Single-borrower lending limits imposed by law are dependent on the capital of the financial institution, giving branches of larger banks an additional competitive advantage with respect to loan applications which are in excess of the Company's legal lending limits. Furthermore, competition from outside the traditional banking system from credit unions, investment banking firms, insurance companies and related industries offering bank-like products has increased the competition for deposits and loans. In the Company's primary market area, credit unions held approximately 51% of local deposits as of June 30, 1996. See "Business -- Competition."

CREDIT RISK

     The Company, like other lenders, is subject to credit risk, which is the risk of losing principal and interest due to customers' failure to repay loans in accordance with their terms. Although the Company has established lending criteria and most loans are secured by collateral, a downturn in the economy or the real estate market in Cowlitz County or a rapid increase in interest rates could have a negative effect on collateral values and borrowers' ability to repay. In addition, seven of the Company's eleven loan officers were hired by the Company within the last twelve months and accordingly, although these seven recent hires are experienced loan officers, the Company's experience with these loan officers' underwriting abilities is limited.

     At September 30, 1997, the Company's nonperforming assets were $2.0 million, an increase of $1.4 million from December 31, 1996. This increase is primarily due to management's decision to classify loans with four borrowers with an aggregate principal balance of $1.1 million as nonperforming. Although management believes that its allowance for loan losses at September 30, 1997 is adequate, no assurance can be given that an additional provision for loan losses will not be required. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Loans."

INTEREST RATE RISK

     The Company's earnings are largely derived from net interest income, which is interest income and fees earned on loans and investment income, less interest expense paid on deposits and other borrowings. Interest rates are highly sensitive to many factors which are beyond the control of the Company's management, including general economic conditions, and the policies of various governmental and regulatory authorities. As interest rates change, net interest income is affected. With fixed rate assets (such as fixed rate loans) and liabilities (such as certificates of deposit), the effect on net interest income depends on the maturity of the asset or liability. Although the Company strives to minimize interest rate risk through asset/liability management policies, from time to time maturities are not balanced. Further, while rates have remained stable in recent periods, an unanticipated rapid decrease or increase in interest rates could have an adverse effect on the spreads between the interest rates earned on assets and the rates of interest paid on liabilities, and therefore on the level of net interest income.

     The Company historically used borrowings from the FHLB and, to a lesser extent, higher interest rate certificates of deposits, as a means of achieving faster asset growth than would have been possible through normal deposit growth. As a result of the acquisition of the Wells Fargo branches in July 1997, the Company at September 30, 1997 had significantly reduced its dependence on FHLB borrowings and higher interest rate certificates of deposits. The Company may increase its use of FHLB borrowings and higher interest rate certificates of deposit in the future if circumstances warrant. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

DEPENDENCE ON KEY PERSONNEL

     The Company's success is dependent on the services of Benjamin Namatinia, Chairman and Chief Executive Officer, and Charles W. Jarrett, President and Chief Operating Officer. The loss of services of either of these executives, or of certain other key officers, could adversely affect the Company. No assurance can be given that replacement officers of comparable abilities could be found. The Company maintains key person life insurance on these individuals. See "Management."

OFFERING PRICE

     The price of the shares being offered hereby will be determined by negotiation between the Company and the representative of the Underwriters. There can be no assurance that the market will sustain the offering price or that the offering price necessarily indicates the fair value of the Common Stock. See "Underwriting."

LIMITED MARKET FOR THE SHARES

     Although shares of Common Stock are traded between shareholders from time to time, there is currently no market for the Company's shares. The Company has applied for inclusion of the Common Stock in the Nasdaq National Market System, but no assurances can be made that an active public market will develop or be maintained for the shares. Moreover, the market price could be subject to significant fluctuations in response to variations in the Company's quarterly operating results, general conditions of the banking industry and other factors. In addition, the price of the shares may fluctuate substantially due to the effect of supply and demand in a limited market. Even if an active market for the shares does develop, investors in this Offering cannot be assured of being able to resell shares purchased in the Offering at or above the offering price.

REGULATION

     The Company is subject to extensive regulations under federal and state laws. These laws and regulations are intended primarily to protect depositors and the deposit insurance fund, rather than shareholders. The Bank is a state chartered commercial bank which is not a member of the Federal Reserve System and is subject to primary regulation and supervision by the Director of Financial Institutions of the State of Washington (the "Washington Director") and by the Federal Deposit Insurance Corporation (the "FDIC"), which also insures bank deposits. The Company is also subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Federal and state regulations place banks at a competitive disadvantage compared to less regulated competitors such as finance companies, credit unions, mortgage banking companies and leasing companies. Although the Company has been able to compete effectively in its market area in the past, there can be no assurance that it will be able to continue to do so. Further, future changes in federal and state banking regulations could adversely affect the Company's operating results and ability to continue to compete effectively. See
"Business -- Regulation and Supervision."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

     The Board of Directors has adopted an amendment to the Company's Articles of Incorporation which, if adopted by the shareholders, would give the Board of Directors the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock may be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by shareholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue shares of Preferred Stock. See "Description of Capital Stock."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering, after deducting the underwriting discount and estimated Offering expenses of $300,000, are estimated to be $10,860,000 (approximately $12,344,280 if the Underwriters' over-allotment option is exercised in full), based on the assumed initial public offering price of $12.00 per share.

     The net cash proceeds of the Offering will be used to repay approximately $1,000,000 of outstanding subordinated notes which bear interest at 8.5% per annum, to repay approximately $146,000 of bank debt which currently bears interest at 9.5% per annum, to increase the capital of the Company and the Bank in order to expand its existing business and for future acquisitions. The Company is not presently a party to any acquisition discussions or agreements. Initially, the Company plans to invest the proceeds in money-market accounts at the Bank, which in turn will invest the funds in short-term investment securities.

     In the event that the Underwriters' over-allotment option is exercised, up to 17,000 shares will be sold for the account of the Selling Shareholders. The Company will not receive any proceeds from the sale of Shares by the Selling Shareholders.

                                DIVIDEND POLICY

     The Company has paid the following annual amounts on a per share basis as dividends to its shareholders since 1993:

                                        YEAR                              AMOUNT
            ------------------------------------------------------------  ------
            1993........................................................  $.029
            1994........................................................   .029
            1995........................................................   .033
            1996........................................................   .039
            1997........................................................   .048

     The Board of Directors' dividend policy is to review the Company's financial performance, capital adequacy, regulatory compliance and cash resources, and if such review is favorable, to declare and pay a cash dividend to shareholders quarterly. Although the Company anticipates payment of a regular quarterly cash dividend, future dividends are subject to these limitations and to the discretion of the Board of Directors, and could be reduced or eliminated. The Company's ability to pay cash dividends to its shareholders is dependent on earnings generated by the Bank. Washington and federal banking laws and regulations place restrictions on the payment of dividends by a bank to its shareholders. See "Business -- Regulation and Supervision."

                                 CAPITALIZATION

     The following table sets forth, as of September 30, 1997, the total capitalization of the Company on an actual basis and as adjusted to give effect to the sale of Common Stock offered by the Company at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds to the Company therefrom. This table should be read in conjunction with the historical financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. See "Use of Proceeds" and "Selected Historical Financial Information and Other Data."

                                                                           AS OF SEPTEMBER 30,
                                                                                   1997
                                                                           --------------------
                                                                                          AS
                                                                           ACTUAL      ADJUSTED
                                                                           -------     --------
                                                                               (DOLLARS IN
                                                                                THOUSANDS)
Shareholders' equity:
  Preferred Stock, no par value; no shares authorized; no shares issued
     and outstanding or as adjusted......................................  $    --     $     --
  Common Stock, no par value; 3,937,500 shares
     authorized; 2,602,215 shares issued and
     outstanding; 3,602,215 shares issued and
     outstanding as adjusted(1)..........................................    3,247       14,107
  Additional paid-in capital.............................................    1,538        1,538
  Net unrealized gain on available-for-sale securities...................       14           14
  Retained earnings......................................................    8,496        8,496
                                                                           -------      -------
  Total shareholders' equity.............................................  $13,295     $ 24,155
                                                                           =======      =======
Capital ratios(2):
  Tier 1 capital ratio
  (Regulatory minimum: 4.00%)............................................     8.96%       17.24%
  Total risk-based capital ratio
  (Regulatory minimum: 8.00%)............................................    10.69%       18.96%
  Leverage capital ratio
  (General regulatory minimum: 4.00-5.00%)...............................     7.57%       12.95%

---------------

(1) Does not include 525,000 shares of Common Stock authorized for issuance under the Company's stock option plan. See "Management -- 1997 Stock Option Plan."

(2) Minimum ratios for the Company are established by Federal Reserve regulations. See "Business -- Regulation and Supervision."

                                    DILUTION

     The net tangible book value of the Company at September 30, 1997 was approximately $11.4 million, or $4.38 per share of Common Stock. Net tangible book value per share represents the Company's total tangible assets less its total liabilities, divided by the total number of outstanding shares of Common Stock. After giving effect to the sale of 1,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at September 30, 1997 would have been approximately $22.2 million or $6.16 per share of Common Stock. This represents an immediate increase in such net tangible book value of $1.78 per share to the existing shareholders of the Company and an immediate dilution in net tangible book value of $5.84 per share to purchasers of Common Stock in the Offering. The following table illustrates this dilution on a per share basis:

    Assumed initial public offering price per share.......................          $12.00
         Net tangible book value per share before the Offering............  $4.38
         Increase per share attributable to new investors.................   1.78
                                                                            -----
    Pro forma net tangible book value per share after the Offering........            6.16
                                                                                    ------
    Dilution per share to new investors...................................          $ 5.84
                                                                                    ======

     The following table sets forth, as of September 30, 1997, the number of shares of Common Stock purchased, the total consideration paid therefor and the average price paid per share by the existing shareholders of the Company and the purchasers of Common Stock in the Offering, at an assumed initial public offering price of $12.00 per share (before deducting the estimated underwriting discount and offering expenses payable by the Company). The following table does not include 133,000 shares of Common Stock which the Underwriters may purchase from the Company pursuant to their over-allotment option. See "Underwriting."

                                                                                TOTAL
                                                    SHARES PURCHASED        CONSIDERATION      AVERAGE
                                                  ---------------------   -----------------     PRICE
                                                    NUMBER     PERCENT    AMOUNT    PERCENT   PER SHARE
                                                  ----------   --------   -------   -------   ---------
Existing shareholders...........................  $2,602,215      72.2%   $ 4,785      28.5%   $  1.84
New investors(1)................................   1,000,000      27.8     12,000      71.5    $ 12.00
                                                   ---------     -----    -------     -----
  Total.........................................  $3,602,215     100.0%   $16,785     100.0%   $  4.66
                                                   =========     =====    =======     =====

---------------

(1) Purchasers of Common Stock in the Offering.

            SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

     The following table sets forth certain information concerning the consolidated financial condition, operating results, and key operating ratios for the Company at the dates and for the periods indicated. The data for the nine months ended September 30, 1996 and 1997 are derived from unaudited consolidated financial statements, but in the opinion of management, reflect all adjustments necessary for a fair presentation of the data for these periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. This information does not purport to be complete, and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements of the Company and Notes thereto included in this Prospectus.

                                                                                                            NINE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                             SEPTEMBER 30,
                                       --------------------------------------------------------------   -------------------------
                                          1992         1993         1994         1995         1996         1996          1997
                                       ----------   ----------   ----------   ----------   ----------   -----------   -----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)             UNAUDITED     UNAUDITED
INCOME STATEMENT DATA(1)
Interest income......................  $    4,449   $    6,015   $    7,492   $   10,644   $   13,633   $    10,096   $    11,135
Interest expense.....................       2,191        2,720        2,841        4,548        6,174         4,546         5,233
                                       ----------   ----------   ----------   ----------   ----------    ----------    ----------
Net interest income..................       2,258        3,295        4,651        6,096        7,459         5,550         5,902
Provision for loan loss..............         333          310          533          694          281           175           300
                                       ----------   ----------   ----------   ----------   ----------    ----------    ----------
Net interest income after provision
  for loan loss......................       1,925        2,985        4,118        5,402        7,178         5,375         5,602
Non-interest income..................         396          449          287          877          296           126           534
Non-interest expense.................       1,494        2,016        2,363        3,093        3,682         2,747         3,839
                                       ----------   ----------   ----------   ----------   ----------    ----------    ----------
Income before provision for income
  taxes..............................         827        1,418        2,042        3,186        3,792         2,754         2,297
Provision for income taxes...........         332          442          697        1,088        1,295           937           781
                                       ----------   ----------   ----------   ----------   ----------    ----------    ----------
Net income...........................  $      495   $      976   $    1,345   $    2,098   $    2,497   $     1,817   $     1,516
                                       ==========   ==========   ==========   ==========   ==========    ==========    ==========
DIVIDENDS
Cash.................................  $       37   $       49   $       49   $       80   $      101   $        75   $        93
Ratio of dividends to net income.....        7.47%        5.02%        3.64%        3.81%        4.04%         4.13%         6.13%
PER SHARE DATA(2)
Net income per common share..........  $     0.26   $     0.51   $     0.70   $     0.77   $     0.90   $      0.65   $      0.54
Cash dividends per common share......  $     0.02   $     0.03   $     0.03   $     0.03   $     0.04   $      0.03   $      0.04
Weighted average shares
  outstanding........................   1,925,399    1,925,399    1,925,399    2,714,074    2,788,365     2,787,274     2,802,369
BALANCE SHEET DATA (AT PERIOD END)
Investment securities................  $   13,505   $    6,726   $    3,565   $    3,263   $    5,391   $     5,381   $     8,378
Trading assets.......................       1,999        3,986        2,781        2,016           --            --            --
Loans, net...........................      43,674       55,887       75,564      105,900      124,657       121,983       130,703
Total assets.........................      73,141       76,383       94,728      131,348      159,157       148,746       175,658
Total deposits.......................      59,969       64,340       81,083      106,371      123,297       116,042       139,085
Total short-term borrowings..........       6,400        4,525        1,350        2,625          550         1,200           475
Total long-term borrowings...........       3,409        3,255        6,811       12,393       22,842        19,288        22,096
Total shareholders' equity...........       2,959        3,886        5,182        9,391       11,813        11,134        13,295
SELECTED RATIOS
Return on average total assets.......        0.91%        1.26%        1.57%        1.90%        1.75%         1.74%         1.24%
Return on average shareholders'
  equity.............................       19.02%       28.93%       30.21%       26.06%       23.93%        23.95%        16.16%
Net interest margin..................        4.63%        4.67%        5.94%        5.91%        5.56%         5.63%         5.21%
Efficiency ratio(3)..................       56.29%       53.85%       47.85%       44.36%       47.48%        48.40%        59.65%
ASSET QUALITY RATIOS
Allowance for loan losses to:
  Ending total loans.................        1.27%        1.33%        1.50%        1.64%        1.50%         1.50%         1.50%
  Nonperforming assets(4)............      234.73%    1,831.71%      548.57%      540.80%      328.82%       348.59%       101.12%
Nonperforming assets to ending total
  assets.............................        0.33%        0.05%        0.22%        0.25%        0.36%         0.36%         1.12%
Net loan charge-offs to average
  loans..............................        0.19%        0.31%        0.20%        0.09%        0.13%         0.07%         0.16%
CAPITAL RATIOS
Average shareholders' equity to
  average assets.....................        4.80%        4.36%        5.21%        7.30%        7.31%         7.25%         7.67%
Tier 1 capital ratio(5)..............        7.45%        7.80%        7.68%        9.86%       10.11%         9.93%         8.96%
Total risk based capital ratio(6)....       11.23%       11.06%       10.42%       11.96%       11.88%        11.89%        10.69%

---------------

(1) Income statement data for the year ended December 31, 1992 is unaudited.

(2) Per share data has been adjusted to reflect all stock dividends and stock splits to the date of the Prospectus. The Company had a 5 for 1 stock split effective on October 17, 1997 and a 3.5 for 1 stock split effective on January 12, 1998.

(3) Efficiency ratio is noninterest expense divided by the sum of net interest income plus noninterest income.

(4) Nonperforming assets consist of nonaccrual loans, loans contractually past due 90 days or more and other real estate owned.

(5) Tier 1 capital divided by risk-weighted assets.

(6) Total risk-based capital divided by risk-weighted assets.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations includes a discussion of certain significant business trends and uncertainties as well as other forward-looking statements and is intended to be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements of the Company and accompanying notes included elsewhere in this Prospectus. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements, see "Risk Factors."

INTRODUCTION

     The Company has grown from assets of $39.4 million and deposits of $31.0 million at January 1, 1992 to assets of $175.7 million and deposits of $139.1 million at September 30, 1997. Until November 1996, the Company had only one location in Longview, Washington. The Company has operated very efficiently during this period of rapid growth, in part due to operating from one location.

     The Company has recently undertaken significant business changes to strengthen its position as the leading bank in Cowlitz County. Beginning in November 1996, the Company expanded its operating base by opening a branch in Kelso, Washington. In July 1997, the Company acquired three Wells Fargo Bank branches, located in Castle Rock, Kalama and Longview, Washington (the "Branch Acquisition"). In this acquisition, the Company acquired the branch sites, retained the existing employees and assumed approximately $25.2 million in deposit liabilities, but did not acquire any loans or other revenue producing assets. During 1997, the Company also established a trust department at its main office in Longview. As a result of the recent expansion of the Company and the associated increased staff costs and amortization of the core deposit premium from the Branch Acquisition, non-interest expense for the first nine months of 1997 is substantially higher as a percentage of revenue than in prior periods. Although the higher non-interest expense is partially offset by a lower cost of funds due to increased deposits resulting from the establishment and acquisition of branches, it is anticipated that net income per share will be lower for 1997 than for 1996. In addition, certain of the Company's performance ratios, such as ROE and return on assets ("ROA"), will be lower in 1997 than in prior years as a result of the investment of cash received in the Branch Acquisition in lower yielding short-term investments pending utilization of these funds by the Company, coupled with the increased noninterest expense described above. As a result of the Branch Acquisition, however, the Company's reliance on borrowings from the FHLB has decreased from 14.5% of total liabilities at December 31, 1996 to 12.8% of total liabilities at September 30, 1997.

RESULTS OF OPERATIONS

     NET INTEREST INCOME

     For financial institutions, the primary component of earnings is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities portfolios, and interest expense, principally on customer deposits. Changes in net interest income result from changes in "volume," "spread" and "margin." Volume refers to the dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. Net interest margin is the ratio of net interest income to total interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

  For the Nine Months Ended September 30, 1997 and 1996

     Net interest income for nine months ended September 30, 1997 was $5.9 million, an increase of $352,000 over the corresponding period in 1996. The increase in net interest income is primarily attributable to a $19.4 million increase in average earnings assets for the nine months ended September 30, 1996 compared to the nine months ended September 30, 1997. Interest expense increased 15.1% to $5.2 million for the first nine months of 1997 compared to $4.5 million for the corresponding period in 1996. The increase in interest expense was primarily a result of an increase of $17.6 million in average interest bearing liabilities. The net interest spread decreased to 4.48% for the nine months ended September 30, 1997 compared to 4.86% for the comparable period in the prior year. The decrease in the spread is generally attributable to lower rates on new loans due to current market conditions and increased competition for loans in the Company's market area.

     Total interest-earning assets averaged $150.9 million for the nine months ended September 30, 1997, compared to $131.5 million for the corresponding period in 1996. Most of the increase was due to a 10.4% increase in average outstanding loans. The average yield on interest earning assets, when adjusted to reflect the tax benefits on certain types of investments, decreased to 9.84% during the first nine months of 1997, compared to 10.24% for the corresponding period in 1996, as a result of lower yields on loans and investment securities.

     Interest bearing liabilities averaged $130.2 million and $112.6 million during the first nine months of 1997 and 1996, respectively. The average cost of these liabilities decreased slightly in the first nine months of 1997 to 5.36% from 5.38% in the first nine months of 1996. The average cost of total interest bearing liabilities and non-interest bearing deposits declined to 4.65% during the first nine months of 1997 compared to 4.71% during the first nine months of 1996. The Company did not aggressively price certain higher interest rate certificates of deposit following the Branch Acquisition.

     Average Balances and Average Rates Earned and Paid. The following table sets forth, for the periods indicated, information with regard to (i) average balances of assets and liabilities, (ii) the total dollar amounts of interest income on interest earning assets and interest expense on interest bearing liabilities, (iii) resulting yields or costs, (iv) net interest income and (v) net interest spread. Nonaccrual loans have been included in the tables as loans carrying a zero yield. Loan fees are recognized as income using the interest method over the life of the loan.

                                                             NINE MONTHS ENDED SEPTEMBER 30,
                                   ------------------------------------------------------------------------------------
                                                     1997                                        1996
                                   ----------------------------------------    ----------------------------------------
                                     AVERAGE                                     AVERAGE
                                   OUTSTANDING     INTEREST                    OUTSTANDING     INTEREST
                                     BALANCE      EARNED/PAID   YIELD/RATE       BALANCE      EARNED/PAID   YIELD/RATE
                                   -----------    ----------    -----------    -----------    ----------    -----------
                                                                  (DOLLARS IN THOUSANDS)
ASSETS:
Loans...........................    $ 129,099      $ 10,131        10.46%       $ 116,898      $  9,397        10.72%
Taxable securities..............        9,974           484         6.47%           6,566           332         6.74%
Nontaxable securities(1)........           --            --           --               48             3         8.33%
Trading assets..................           --            --           --              786            35         5.94%
Interest earning balances due
  from banks....................       11,867           520         5.84%           7,198           330         6.11%
                                     --------         -----                      --------         -----
    Total interest earning
      assets....................    $ 150,940      $ 11,135         9.84%       $ 131,496      $ 10,097        10.24%
Cash and due from banks.........        7,122                                       5,940
Premises and equipment, net.....        4,843                                       2,091
Allowance for loan losses.......       (1,920)                                     (1,783)
Net intangibles.................          137                                          --
Other assets....................        1,957                                       1,715
                                     --------                                    --------
    Total assets................    $ 163,079                                   $ 139,459
                                     ========                                    ========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Savings and interest-bearing
  demand deposits...............    $  34,622      $    867         3.34%       $  30,820      $    814         3.52%
Certificates of deposit.........       72,917         3,288         6.01%          62,823         2,874         6.10%
Long-term borrowings............       21,708         1,045         6.42%          16,140           758         6.26%
Short-term borrowings...........          982            33         4.48%           2,855           100         4.67%
                                     --------         -----      -------         --------         -----     ------ -
    Total interest-bearing
      liabilities...............    $ 130,229      $  5,233         5.36%       $ 112,638      $  4,546         5.38%
Non-interest bearing deposits...       19,721                                      16,117
Other liabilities...............          622                                         587
                                     --------                                    --------
    Total liabilities...........      150,572                                     129,342
Shareholders' equity............       12,507                                      10,117
                                     --------                                    --------
    Total liabilities &
      shareholders' equity......    $ 163,079                                   $ 139,459
                                     ========                                    ========
Net interest income.............                   $  5,902                                    $  5,551
                                                      =====                                       =====
Net interest spread.............                                    4.48%                                       4.86%
Average yield on earning
  assets........................                                    9.84%                                      10.24%
Interest expense to earning
  assets........................                                    4.63%                                       4.61%
Net interest income to earning
  assets........................                                    5.21%                                       5.63%

---------------

(1) Interest earned on nontaxable securities has been computed on a 34 percent tax equivalent basis.

  For the Years Ended December 31, 1996, 1995 and 1994

     Net interest income for the year ended December 31, 1996, was $7.5 million, an increase of $1.4 million compared to net interest income of $6.1 million in 1995, which was higher than the $4.7 million reported in 1994, due primarily to increases in the volume of loans from period to period. The overall tax-equivalent earning asset yield was 10.16% in 1996 compared to 10.31% in 1995, and 9.58% in 1994. During the same periods, average yields on loans were 10.69% in 1996, 10.86% in 1995, and 10.34% in 1994. Investment securities comprised 5.6% of average earning assets in 1996, which was down from 7.8% in 1995, and 13.2% in 1994. Tax-equivalent interest yields on investment securities have ranged from 8.33% in 1996 to 11.90% in 1995. The Company held no nontaxable securities in 1994.

     Interest expense as a percentage of earning assets increased to 4.60% in 1996 compared to 4.41% in 1995 and 3.63% in 1994. Local competitive pricing conditions and funding needs for the Company's investments and loans were the primary determinants of rates paid for deposits during 1996, 1995 and 1994.

     Average Balances and Average Rates Earned and Paid. The following table sets forth, for the periods indicated, information with regard to (i) average balances of assets and liabilities, (ii) the total dollar amounts of interest income on interest earning assets and interest expense on interest bearing liabilities, (iii) resulting yields or costs, (iv) net interest income and (v) net interest spread. Nonaccrual loans have been included in the tables as loans carrying a zero yield. Loan fees are recognized as income using the interest method over the life of the loan.

                                                                 YEAR ENDED DECEMBER 31,
                    ---------------------------------------------------------------------------
                                    1996                                   1995
                    ------------------------------------   ------------------------------------
                      AVERAGE                                AVERAGE
                    OUTSTANDING   INTEREST                 OUTSTANDING   INTEREST
                      BALANCE    EARNED/PAID  YIELD/RATE     BALANCE    EARNED/PAID  YIELD/RATE
                    -----------  -----------  ----------   -----------  -----------  ----------
                                                                  (DOLLARS IN THOUSANDS)
ASSETS:
Loans.........       $ 118,957     $12,721       10.69%     $  91,616     $ 9,954       10.86%
Taxable
 securities...           6,890         386        5.60%         5,570         269        4.83%
Nontaxable
securities(1).     ..       36           3        8.33%            42           5       11.90%
Trading
  assets......             589          34        5.77%         2,454         129        5.26%
Federal funds
  sold........              --          --        0.00%            23          --        0.00%
Interest
  earning
  balances due
  from
  banks.......           7,777         490        6.30%         3,534         289        8.18%
                      --------     -------                   --------     -------
  Total
    interest
    earning
    assets....       $ 134,249     $13,634       10.16%     $ 103,239     $10,646       10.31%
Cash and due
  from
  banks.......           6,021                                  5,728
Premises and
  equipment,
  net.........           2,309                                  1,696
Allowance for
  loan
  losses......          (1,801)                                (1,399)
Other
  assets......           1,861                                  1,010
                      --------                               --------
  Total
    assets....       $ 142,639                              $ 110,274
                      ========                               ========

LIABILITIES AND SHAREHOLDERS' EQUITY:
Savings and
interest-bearing
  demand
  deposits....       $  30,834     $ 1,031        3.34%     $  31,215     $ 1,061        3.40%
Certificates
  of
  deposit.....          64,863       3,960        6.11%        43,521       2,657        6.11%
Long-term
 borrowings...          17,315       1,073        6.20%         9,186         653        7.11%
Short-term
 borrowings...           2,359         110        4.66%         3,418         177        5.18%
                      --------     -------                   --------     -------
  Total
  interest-bearing
    liabilities...   $ 115,371     $ 6,174      5.35%     $  87,340     $ 4,548          5.21%
Non-interest
  bearing
  deposits....          16,196                                 14,396
Other
liabilities...             639                                    488
                      --------                               --------
  Total
liabilities...         132,206                                102,224
Shareholders'
  equity......          10,433                                  8,050
                      --------                               --------
  Total
   liabilities
    and
 shareholders'
    equity....       $ 142,639                              $ 110,274
                      ========                               ========
Net interest
  income......                     $ 7,460                                $ 6,098
                                   =======                                =======
Net interest
  spread......                                    4.81%                                  5.09%
Average yield
  on earning
  assets......                                   10.16%                                 10.31%
Interest
  expense to
  earning
  assets......                                    4.60%                                  4.41%
Net interest
  income to
  earning
  assets......                                    5.56%                                  5.91%


                         YEAR ENDED DECEMBER 31,
                  ------------------------------------
                                  1994
                  ------------------------------------
                    AVERAGE
                  OUTSTANDING   INTEREST
                    BALANCE    EARNED/PAID  YIELD/RATE
                  -----------  -----------  ----------

ASSETS:
Loans.........      $66,362      $ 6,862       10.34%
Taxable
 securities...        6,939          322        4.64%
Nontaxable
securities(1)..          --           --        0.00%
Trading
  assets......        3,385          168        4.96%
Federal funds
  sold........           --           --        0.00%
Interest
  earning
  balances due
  from
  banks.......        1,551          140        9.03%
                    -------       ------
  Total
    interest
    earning
    assets....      $78,237      $ 7,492        9.58%
Cash and due
  from
  banks.......        5,689
Premises and
  equipment,
  net.........        1,764
Allowance for
  loan
  losses......         (928)
Other
  assets......          693
                    -------
  Total
    assets....      $85,455
                    =======

LIABILITIES AND SHAREHOLDERS' EQUITY:
Savings and
interest-bearing
  demand
  deposits....      $37,701      $ 1,253        3.32%
Certificates
  of
  deposit.....       20,138        1,073        5.33%
Long-term
 borrowings...        5,146          371        7.21%
Short-term
 borrowings...        4,214          144        3.42%
                    -------       ------
  Total
  interest-bearing
    liabilities...  $67,199      $ 2,841        4.23%
Non-interest
  bearing
  deposits....       13,488
Other
liabilities...          316
                    -------
  Total
liabilities...       81,003
Shareholders'
  equity......        4,452
                    -------
  Total
   liabilities
    and
 shareholders'
    equity....      $85,455
                    =======
Net interest
  income......                   $ 4,651
                                  ======
Net interest
  spread......                                  5.35%
Average yield
  on earning
  assets......                                  9.58%
Interest
  expense to
  earning
  assets......                                  3.63%
Net interest
  income to
  earning
  assets......                                  5.94%



---------------

(1) Interest earned on nontaxable securities has been computed on a 34 percent tax equivalent basis.

     Analysis of Changes in Interest Differential. The following table shows the dollar amount of the increase (decrease) in the Company's net interest income and expense and attributes such dollar amounts to changes in volume as well as changes in rates. Rate/volume variance have been allocated to volume changes:

                                                           YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------------
                                             1996 VERSUS 1995                  1995 VERSUS 1994
                                       -----------------------------     -----------------------------
                                          INCREASE                          INCREASE
                                       (DECREASE) DUE                    (DECREASE) DUE
                                             TO             TOTAL              TO             TOTAL
                                       ---------------    INCREASE/      ---------------    INCREASE/
                                       VOLUME    RATE     (DECREASE)     VOLUME     RATE    (DECREASE)
                                       ------    -----    ----------     ------     ----    ----------
                                                           (DOLLARS IN THOUSANDS)
Interest income:
  Interest earning balances due from
     banks............................ $  267    $ (66)     $  201       $  162     $(13)     $  149
  Trading account income..............   (108)      13         (95)         (49)      10         (39)
Investment security income:
  Taxable securities..................     74       43         117          (66)      13         (53)
  Nontaxable securities(1)............     (1)      (1)         (2)           5       --           5
  Loans, including fees on loans......  2,923     (156)      2,767        2,747      345       3,092
                                       ------    -----      ------       ------     ----      ------
          Total interest income(1)....  3,155     (167)      2,988        2,799      355       3,154
                                       ------    -----      ------       ------     ----      ------
Interest expense:
  Savings and interest bearing
     demand...........................    (11)     (19)        (30)        (222)      30        (192)
  Certificates of deposit.............  1,303       --       1,303        1,427      157       1,584
  Short-term borrowings...............    (49)     (18)        (67)         (41)      74          33
  Long-term borrowings................    504      (84)        420          287       (5)        282
                                       ------    -----      ------       ------     ----      ------
          Total interest expense......  1,747     (121)      1,626        1,451      256       1,707
                                       ------    -----      ------       ------     ----      ------
Net interest spread(1)................ $1,408    $ (46)     $1,362       $1,348     $ 99      $1,447
                                       ======    =====      ======       ======     ====      ======

---------------

(1) Interest earned on nontaxable securities has been computed on a 34 percent tax equivalent basis.

     PROVISION FOR LOAN LOSSES

  For the Nine Months Ended September 30, 1997 and 1996

     The Company's allowance for loan loss was $2.0 million and $1.9 million, respectively, as of September 30, 1997 and 1996. This equates to 1.5% of total loans for both periods as management adjusts the allowance to keep pace with the growth in the Company's overall loan portfolio. Losses on loans charged to the allowance during the first nine months of 1997 and 1996 amounted to $229,000 and $87,000, respectively. Such charge-offs have been partially offset by loan recoveries of $19,000 and $7,000 for the same periods. The increase in charge-offs from 1996 to 1997 was primarily the result of increased losses on credit cards and one real estate loan. The provision for loan losses increased from $175,000 to $300,000 reflecting continued growth in the loan portfolio and the increased levels of net charge-offs and nonperforming assets in the first nine months of 1997. See "-- Financial Condition -- Loans."

  For the Years Ended December 31, 1996, 1995 and 1994

     The loan loss provision decreased in 1996 compared to 1995 due to management's desire to maintain the allowance at an adequate level relative to total loans. Management believes the loan loss provision maintains the allowance for loan losses at an appropriate level. The allowance for loan losses was $1.9 million at December 31, 1996 as compared to $1.8 million at December 31, 1995 and $1.2 million at December 31, 1994. The Company's ratio of allowance for loan losses to total loans was 1.50% at December 31, 1996, compared to 1.64% at December 31, 1995 and 1.50% at December 31, 1994.

     Recoveries have been minimal over the past three-year period. Net chargeoffs for 1996 were approximately $150,000 which compares to net charge-offs of approximately $83,000 in 1995 and $132,000 in 1994. At December 31, 1996 nonaccrual loans totaled $407,000 compared to $237,000 at December 31, 1995 and $179,000 at the end of 1994. When a provision for loan losses is recorded, the amount is based on past charge-off experience, a careful analysis of the current portfolio, and evaluation of future economic trends in the

Company's market area. Management continues to closely monitor the loan quality of new and existing relationships.

     NON-INTEREST INCOME

  For the Nine Months Ended September 30, 1997 and 1996

     Non-interest income, primarily consisting of service charges and related fees, increased $408,000 to $534,000 for the nine-month period ended September 30, 1997 compared to $126,000 for the nine months ended September 30, 1996. The increase was the result of a loss of $309,000 on sales of securities which occurred during the nine months ended September 30, 1996, which did not recur in 1997. In addition, increasing deposit volumes and related service fees resulted in an increase in service charges to $397,000 for the nine months ended September 30, 1997 compared to $286,000 for the nine months ended September 30, 1996.

  For the Years Ended December 31, 1996, 1995 and 1994

     Total non-interest income over the three year period has ranged from $296,000 in 1996 and $877,000 in 1995 to $287,000 in 1994. Service charges on deposit accounts increased from $343,000 for the year ended December 31, 1994, to $367,000 in 1995, to $387,000 in 1996, as a result of increased deposit volumes. The differences in income between periods primarily reflects the results of the Company's trading account which had a loss of $211,000 in 1994, a gain of $258,000 in 1995 and a loss of $309,000 in 1996. The losses and gain were due primarily to the volatility of interest rates during these periods.

     NON-INTEREST EXPENSE

  For the Nine Months Ended September 30, 1997 and 1996

     Non-interest expense consists principally of employees' salaries and benefits, occupancy costs, data processing and communication expenses, FDIC insurance premiums, professional fees, and other non-interest expenses. Non-interest expense increased 39.8% to $3.8 million for the nine months ended September 30, 1997 from $2.7 million in the corresponding period in 1996, primarily due to an increase in staffing costs, as well as increases in other operating costs such as occupancy expense and amortization of the deposit premium from the Branch Acquisition in July 1997. The Company had 87 and 61 full-time equivalent employees at September 30, 1997 and 1996, respectively.

     A measure of the Company's ability to contain non-interest expenses is the efficiency ratio. This statistic is derived by dividing total non-interest expenses by total net interest income and non-interest income. For the nine months ended September 30, 1997, the ratio increased to 59.7% compared to 48.4% for the corresponding period of 1996, largely as a result of the Company's expansion activities in late 1996 and in 1997.

  For the Years Ended December 31, 1996, 1995 and 1994

     Non-interest expense increased $589,000 or 19.0% to $3.7 million for the year ended December 31, 1996 from $3.1 million for the year ended December 31, 1995. The increase is primarily attributable to an increase in staff costs due to the opening of a new branch in Kelso in November 1996 which required hiring additional employees beginning in April 1996. The Company's efficiency ratio for the years ended December 31, 1996, 1995 and 1994 was 47.48%, 44.36% and 47.85%,
respectively.

     Salaries and benefits expense of $2.1 million in 1996 represented an increase of $428,000 from the $1.7 million reported in 1995 which was $543,000 or 46.6% higher than the $1.2 million reported in 1994. At December 31, 1996, the Company had 63 full-time equivalent employees which compares to 54 and 46 at December 31, 1995 and 1994, respectively.

     Net occupancy expenses consist of depreciation on premises, lease costs and equipment, maintenance and repair expenses, utilities and related expenses. The Company's net occupancy expense in 1996 of $393,000 was $83,000 or 26.8% higher than the $310,000 reported in 1995, which was $12,000 or 3.7% less than the $322,000 reported in 1994. The increase in occupancy expense in 1996 was due primarily to an expansion of the Company's main office facility in Longview and the opening of a branch in Kelso.

     INCOME TAXES

     The provision for income taxes for the nine month period ended September 30, 1997 was $781,000 representing an effective tax rate of 34.0% compared to $937,000 or 34.3% for the nine month period ended September 30, 1996.

     The provision for income taxes amounted to $1.3 million, $1.1 million, and $697,000 for 1996, 1995, and 1994, respectively. The provision resulted in an effective tax rate of 34.2% in 1996 and of 34.1% in each of 1995 and 1994.

     LOAN LOSSES AND RECOVERIES

     Management recorded a provision for loan losses of $281,000 in 1996 to support loan portfolio growth. At September 30, 1997, management considered the allowance for loan losses of $2.0 million sufficient to absorb possible losses on loans which may become uncollectible based on evaluations by management.

     The amount of the allowance for loan losses is assessed by management on a regular basis to ensure that it is sufficient to cover potential future loan losses. Management does not specifically allocate the allowance for loan losses by loan category. The allowance balance and amount of provision charged to operations is based primarily on management's evaluation of the entire portfolio. This analysis includes review of the following factors: (a) the volume and mix of the existing loan portfolio, including the volume and severity of nonperforming loans and adversely classified credits, as well as analysis of net charge-offs experienced on previously classified loans; (b) the extent to which loan renewals and extensions are used to maintain loans on a current basis and the degree of risk associated with such loans; (c) the nature and value of the collateral securing a loan; (d) the trend in loan growth, including any rapid increase in loan volume within a relatively short period of time; (e) general and local economic conditions affecting the collectibility of the Company's loans; (f) the relationship and trend over the past several years of recoveries as a percentage of previous years' charge-offs; and (g) available outside information of a comparable nature regarding the loan portfolios of other banks, including peer group banks.

     The following table shows the Company's loan loss performance for the periods indicated:

                                                               YEAR ENDED DECEMBER 31,      NINE MONTHS ENDED
                                                            -----------------------------     SEPTEMBER 30,
                                                             1994       1995       1996           1997
                                                            -------   --------   --------   -----------------
                                                                         (DOLLARS IN THOUSANDS)
Loans outstanding at end of period........................  $76,261   $107,633   $126,551       $ 132,687
Average loans outstanding during the period...............  $66,362   $ 91,616   $118,957       $ 129,099
Allowance for loan losses, beginning of period............  $   751   $  1,152   $  1,763       $   1,894
Loans charged off:
  Commercial..............................................      106          5         36             137
  Real estate.............................................       --         --         30               3
  Consumer................................................        8          9         22              23
  Credit cards............................................       60         99         70              66
                                                            -------   --------   --------        --------
     Total loans charged-off..............................      174        113        158             229
                                                            -------   --------   --------        --------
Recoveries:
  Commercial..............................................       37         24          5               2
  Real estate.............................................       --         --         --              --
  Consumer................................................        1          2          1              17
  Credit cards............................................        4          4          2
                                                            -------   --------   --------        --------
     Total recoveries.....................................       42         30          8              19
                                                            -------   --------   --------        --------
Provision for loan losses.................................      533        694        281             300
                                                            -------   --------   --------        --------
Allowance for loan losses, end of period..................  $ 1,152   $  1,763   $  1,894       $   1,984
                                                            =======   ========   ========        ========
Ratio of net loans charged-off to average loans
  outstanding.............................................     0.26%      0.12%      0.13%           0.18%
Ratio of allowance for loan losses to loans at year end...     1.50%      1.64%      1.50%           1.50%

FINANCIAL CONDITION

                             SUMMARY BALANCE SHEETS

                                                       DECEMBER 31,                          INCREASE (DECREASE)
                                               -----------------------------   -----------------------------------------------
                                                1994       1995       1996       12/31/94-12/31/95         12/31/95-12/31/96
                                               -------   --------   --------   ---------------------     ---------------------
                                                                               (DOLLARS)   (PERCENT)     (DOLLARS)   (PERCENT)
                                                                           (DOLLARS IN THOUSANDS)
ASSETS
  Cash and due from banks...............       $ 8,073   $ 14,702   $ 20,905    $ 6,629       82.1%       $ 6,203        42.2%
  Investment securities.................         3,566      3,263      5,391       (303)      (8.5)%        2,128        65.2%
  Trading assets........................         2,781      2,016         --       (765)     (27.5)%       (2,016)     (100.0)%
  Loans, net............................        75,564    105,900    124,657     30,336       40.1%        18,757        17.7%
  Other assets..........................         4,744      5,467      8,204        723       15.2%         2,737        50.1%
                                               -------   --------   --------    -------                   -------
    Total assets........................       $94,728   $131,348   $159,157    $36,620       38.7%       $27,809        21.2%
                                               =======   ========   ========    =======                   =======
LIABILITIES
  Non-interest-bearing
    deposits............................       $15,362   $ 17,099   $ 16,821    $ 1,737       11.3%       $  (278)       (1.6)%
  Interest-bearing deposits.............        65,721     89,272    106,476     23,551       35.8%        17,204        19.3%
  Total deposits........................        81,083    106,371    123,297     25,288       31.2%        16,926        15.9%
  Other liabilities.....................         8,463     15,586     24,047      7,123       84.2%         8,461        54.3%
SHAREHOLDERS' EQUITY....................         5,182      9,391     11,813      4,209       81.2%         2,422        25.8%
                                               -------   --------   --------    -------                   -------
  Total liabilities and shareholders'
    equity..............................       $94,728   $131,348   $159,157    $36,620       38.7%       $27,809        21.2%
                                               =======   ========   ========    =======                   =======

                                                           INCREASE (DECREASE)
                                          SEPTEMBER 30,   ---------------------
                                              1997          12/31/96-9/30/97
                                          -------------   ---------------------
                                                          (DOLLARS)   (PERCENT)

ASSETS
  Cash and due from banks...............    $  24,810      $ 3,905       18.7%
  Investment securities.................        8,378        2,987       55.4%
  Trading assets........................           --           --         --
  Loans, net............................      130,703        6,046        4.9%
  Other assets..........................       11,767        3,563       43.4%
                                             --------      -------
    Total assets........................    $ 175,658      $16,501       10.4%
                                             ========      =======
LIABILITIES
  Non-interest-bearing
    deposits............................    $  27,051      $10,230       60.8%
  Interest-bearing deposits.............      112,034        5,558        5.2%
  Total deposits........................      139,085       15,788       12.8%
  Other liabilities.....................       23,278         (769)      (3.2)%
SHAREHOLDERS' EQUITY....................       13,295        1,482       12.5%
                                             --------      -------
  Total liabilities and shareholders'
    equity..............................    $ 175,658      $16,501       10.4%
                                             ========      =======

     INVESTMENT SECURITIES

     At September 30, 1997, the Company's portfolio of investment securities totaled $8.4 million, a 55.6% increase when compared to a securities portfolio of $5.4 million at December 31, 1996. Investment in FHLB stock was $2.6 million at September 30, 1997.

     Investment securities held at December 31, 1996, totaled $5.4 million representing a 63.6% increase when compared to $3.3 million at December 31, 1995. At December 31, 1995, the Company held $2.0 million of trading assets. The Company ceased its trading activities during 1996 and had no trading assets at December 31, 1996.

     The Company follows a financial accounting principle which requires the identification of investment securities as held-to-maturity, available-for-sale or trading assets. Securities designated as held-to-maturity are those that the Company has the intent and ability to hold until they mature or are called. Available-for-sale securities are those that management may sell if liquidity requirements dictate or alternative investment opportunities arise. Trading assets are purchased and held principally for the purpose of reselling them within a short period of time. The mix of available-for-sale and held-to-maturity investment securities is considered in the content of the Company's overall asset-liability policy and illustrates management's assessment of the relative liquidity of the Company. At September 30, 1997, the investment portfolio consisted of 47.9% available-for-sale securities and 52.1% held-to-maturity investments. At December 31, 1996, available-for-sale securities were 37.3% and held-to-maturity investments were 62.7% of the investment portfolio. At December 31, 1995, the Company had 100% held-to-maturity investments. See Note 2 to the Consolidated Financial Statements.

     At September 30, 1997, the Company's investment portfolio had total net unrealized gains of approximately $25,000. This compares to net unrealized gains of approximately $18,000 at December 31, 1996, and $38,000 at December 31, 1995. Unrealized gains and losses reflect changes in market conditions and do not represent the amount of actual profits or losses the Company may ultimately realize. Actual realized gains and losses occur at the time investment securities are sold or redeemed.

     In 1991, the Company became a member and shareholder in the Federal Home Loan Bank of Seattle. At December 31, 1996, the Bank held $2.5 million in FHLB stock. The Company's relationship and stock investment with the FHLB provides a borrowing source for meeting liquidity requirements, in addition to dividend earnings.

     The following table provides the book value of the Company's portfolio of investment securities as of December 31, 1996, 1995 and September 30, 1997:

                                                       DECEMBER 31,
                                          ---------------------------------------
                                                                                      SEPTEMBER 30, 1997
                                                 1996                 1995                UNAUDITED
                                          ------------------   ------------------     ------------------
                                          AMORTIZED    FAIR    AMORTIZED    FAIR      AMORTIZED    FAIR
                                            COST      VALUE      COST      VALUE        COST      VALUE
                                          ---------   ------   ---------   ------     ---------   ------
                                                              (DOLLARS IN THOUSANDS)
AVAILABLE-FOR-SALE
U.S. Treasury securities................   $ 2,001    $2,011         --        --      $ 4,000    $4,014
                                            ------    ------     ------    ------       ------    ------
          Total.........................   $ 2,001    $2,011         --        --      $ 4,000    $4,014
                                            ======    ======     ======    ======       ======    ======
HELD-TO-MATURITY
U.S. Treasury securities................   $ 1,998    $2,006    $ 1,996    $2,034      $ 2,977    $2,987
Municipal bond..........................        --        --         80        80           --        --
Certificates of deposit.................     1,382     1,382      1,187     1,187        1,387     1,387
                                            ------    ------     ------    ------       ------    ------
          Total.........................   $ 3,380    $3,388    $ 3,263    $3,301      $ 4,364    $4,374
                                            ======    ======     ======    ======       ======    ======

     At September 30, 1997, net unrealized gains on available-for-sale securities were $14,000 representing 0.17% of the total portfolio. Management has no current plans to sell any of these securities.

     The following table summarizes the contractual maturities and weighted average yields of investment securities at September 30, 1997:

                                                                       AFTER 5             DUE
                                                       ONE             THROUGH           THROUGH
                                  ONE YEAR           THROUGH             10                10
                                  OR LESS    YIELD   5 YEARS   YIELD    YEARS    YIELD    YEARS    YIELD   TOTAL    YIELD
                                  --------   -----   -------   -----   -------   -----   -------   -----   ------   -----
                                                                  (DOLLARS IN THOUSANDS)
U.S Treasury securities.........   $1,002    5.88%   $3,012    6.04%        --     --        --      --    $4,014   6.00%
Other securities(1)(2)..........    1,387    6.01%    2,977    6.08%        --     --        --      --     4,364   6.06%
                                   ------            ------             ------   ----    ------    ----    ------
         Total..................   $2,389    5.97%   $5,989    6.06%        --     --        --      --    $8,378   6.01%
                                   ======            ======             ======   ====    ======    ====    ======

---------------

(1) Does not reflect anticipated maturity from prepayments on mortgage-based and asset-based securities. Anticipated lives are shorter than contractual maturities.

(2) Interest earned on nontaxable securities has been computed on a 34 percent tax equivalent yield.

     LOANS

     Outstanding loans totaled $132.7 million at September 30, 1997, representing an increase of 4.8% compared to $126.6 million at December 31, 1996. Loan commitments were $16.2 million at September 30, 1997. Loan commitments amounted to $19.7 million at December 31, 1996 and $15.7 million at September 30, 1996.

     The following table presents the composition of the Company's loan portfolio at the dates indicated:

                                                    YEAR ENDED DECEMBER 31,                      NINE MONTHS ENDED
                                      ---------------------------------------------------
                                                                                                SEPTEMBER 30, 1997
                                               1995                        1996               -----------------------
                                       AMOUNT      PERCENTAGE      AMOUNT      PERCENTAGE      AMOUNT      PERCENTAGE
                                      --------     ----------     --------     ----------     --------     ----------
                                                                  (DOLLARS IN THOUSANDS)
Commercial..........................  $ 72,527         66.9%      $ 86,161         67.7%      $ 91,460         68.5%
Real estate construction............     2,998          2.8          3,584          2.8          3,833          2.9
Real estate commercial..............     2,272          2.1          2,721          2.1          4,029          3.0
Real estate mortgage................    24,061         22.2         28,766         22.6         28,013         21.0
Consumer and other..................     6,241          5.7          6,016          4.7          5,983          4.5
Contracts purchased.................       325          0.3            116          0.1             83          0.1
                                      --------        -----       --------        -----       --------        -----
                                       108,424        100.0%       127,364        100.0%       133,401        100.0%
Deferred loan fees..................      (761)                       (813)                       (714)
                                      --------                    --------                    --------
         Total loans................   107,663                     126,551                     132,687
Allowance for loan losses...........    (1,763)                     (1,894)                     (1,984)
                                      --------                    --------                    --------
         Total loans, net...........  $105,900                    $124,657                    $130,703
                                      ========                    ========                    ========

     The following table shows the maturities and sensitivity of the Company's loans to changes in interest rates at the dates indicated:

                                    DECEMBER 31, 1996                                        SEPTEMBER 30, 1997
                  ------------------------------------------------------   ------------------------------------------------------
                                     DUE                                                      DUE
                                  AFTER ONE                                                AFTER ONE
                   DUE IN ONE     THROUGH 5    DUE AFTER 5                  DUE IN ONE     THROUGH 5    DUE AFTER 5
                  YEAR OR LESS      YEARS         YEARS      TOTAL LOANS   YEAR OR LESS      YEARS         YEARS      TOTAL LOANS
                  ------------   -----------   -----------   -----------   ------------   -----------   -----------   -----------
                                                              (DOLLARS IN THOUSANDS)
Commercial
  loans.........    $ 34,163       $46,942       $ 5,056      $  86,161      $ 35,614       $49,433       $ 6,413      $  91,460
Real estate
 construction...       1,421         1,953           210          3,584         1,492         2,072           269          3,833
Real estate
  commercial....       1,079         1,482           160          2,721         1,569         2,178           282          4,029
Real estate
  mortgage......      11,406        15,672         1,688         28,766        10,908        15,141         1,964         28,013
Consumer and
  other.........       2,385         3,278           353          6,016         2,330         3,234           419          5,983
Contracts
  purchased.....          46            63             7            116            32            45             6             83
                     -------       -------        ------       --------       -------       -------        ------       --------
                    $ 50,500       $69,390       $ 7,474      $ 127,364      $ 51,945       $72,103       $ 9,353      $ 133,401
                     =======       =======        ======       ========       =======       =======        ======       ========
Loans with fixed
  interest
  rates.........                                              $  91,932                                                $  97,430
Loans with
  floating
  interest
  rates.........                                                 35,432                                                   35,971
                                                               --------                                                 --------
        Total...                                              $ 127,364                                                $ 133,401
                                                               ========                                                 ========

     In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and in October 1996 issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition Disclosures, an amendment to SFAS No. 114." The Company measures impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral if the loan is collateral dependent. The Company excludes loans that are currently measured at fair value or at lower of cost or fair value, leases and certain large groups of smaller balance homogeneous loans that are collectively measured for impairment.

     Generally, no interest is accrued on loans when factors indicate collection of interest is doubtful or when the principal or interest payment becomes 90 days past due, unless collection of principal and interest are anticipated within a reasonable period of time and the loans are well secured. For such loans, previously accrued but uncollected interest is charged against current earnings, and income is only recognized to the extent payments are subsequently received.

     The Company manages the general risks inherent in the loan portfolio by following loan policies and underwriting practices designed to result in prudent lending activities. The following table presents information with respect to nonperforming assets:

                                                             DECEMBER 31, 1996     SEPTEMBER 30, 1997
                                                             -----------------     ------------------
Loans on nonaccrual status.................................        $ 407                 $1,412
Loans past due greater than 90 days but not on nonaccrual
  status...................................................          169                    455
Other real estate owned....................................           --                     95
                                                                    ----                 ------
          Total nonperforming assets.......................        $ 576                 $1,962
                                                                    ====                 ======
Percentage of nonperforming assets to total assets.........         0.36%                  1.12%

     The increase in nonperforming loans from December 31, 1996 to September 30, 1997 is primarily the result of management's decision to classify loans with four borrowers with an aggregate principal balance of $1.1 million as nonperforming. Each of these loans is secured by real estate and management believes that in each case the value of the collateral exceeds the principal balance of the loan. Management does not believe that it will incur any loss with respect to any of these four borrowers.

     DEPOSITS

     The following table sets forth the average balances of the Company's interest bearing liabilities, interest expense and average rates paid for the periods indicated:

                                                     YEAR ENDED DECEMBER 31,
                                   -----------------------------------------------------------
                                                                                                      NINE MONTHS ENDED
                                               1995                           1996                    SEPTEMBER 30, 1997
                                   ----------------------------   ----------------------------   ----------------------------
                                   AVERAGE    INTEREST  AVERAGE   AVERAGE    INTEREST  AVERAGE   AVERAGE    INTEREST  AVERAGE
                                   BALANCE    EXPENSE    RATE     BALANCE    EXPENSE    RATE     BALANCE    EXPENSE    RATE
                                   --------   -------   -------   --------   -------   -------   --------   -------   -------
                                                                     (DOLLARS IN THOUSANDS)
Interest-bearing checking........  $ 13,897   $  457      3.29%   $ 16,209   $  533      3.29%   $ 19,923   $  520      3.48%
Savings..........................    17,318      604      3.49%     14,625      498      3.41%     14,699      347      3.15%
Certificates of deposit..........    43,521    2,657      6.11%     64,863    3,960      6.11%     72,917    3,288      6.01%
Long-term borrowings.............     9,186      653      7.11%     17,315    1,073      6.20%     21,708    1,045      6.42%
Short-term borrowings............     3,418      177      5.18%      2,359      110      4.66%        982       33      4.48%
                                                                                                 --------   ------
        Total interest-bearing
          liabilities............  $ 87,340   $4,548      5.21%   $115,371   $6,174      5.35%   $130,229   $5,233      5.36%
                                               =====                         ======                         ======
Total noninterest-bearing
  liabilities....................    14,884                         16,835                         20,343
                                   --------                       --------                       --------
        Total interest and
          noninterest-bearing
          liabilities............  $102,224                       $132,206                       $150,572
                                   ========                       ========                       ========

     Deposits grew to $139.1 million at September 30, 1997, an increase of 12.8% from December 31, 1996 primarily as a result of the Branch Acquisition in July 1997. The assumption added $25.2 million in deposits. Non-interest bearing deposits continue to be a reliable and substantial portion of the Company's deposit base, accounting for 19.4% of total deposits at September 30, 1997. The Company did not aggressively price higher interest bearing time deposits over $100,000 following the Branch Acquisition and accordingly the amount of such deposits declined in the period ended September 30, 1997.

     At December 31, 1996, total deposits were $123.3 million, an increase of 15.9%, from $106.4 million at December 31, 1995. Total deposits in 1995 increased by 31.2% over 1994. Deposit growth in 1996 and 1995 was due to management's decision to promote an attractive pricing strategy, increased marketing, and increased emphasis on implementing a sales culture within the Company. The growth in deposit accounts has primarily been in time deposits. Nonvolatile, non-interest bearing demand deposits, also referred to as core deposits, continued to represent a significant percentage of the Company's deposit base. To the extent that the Company is able to fund operations with non-interest bearing core deposits, net interest spread, the difference between interest income and interest expense, will improve. At December 31, 1996, these non-interest bearing demand deposits accounted for 13.6% of total deposits which was slightly down from 16.1% as of December 31, 1995.

     Interest bearing deposits consist of NOW, money market, savings and time certificate accounts. By their nature, interest bearing account balances will tend to grow or decline as the Company reacts to changes in competitors' pricing and interest payment strategies. At December 31, 1996, total interest bearing deposit accounts of $106.5 million increased $17.2 million or 19.3% from December 31, 1995. Deposit growth was primarily concentrated in interest bearing checking and time deposit accounts.

     The Company has from time to time funded its growth with higher interest rate certificates of deposit over $100,000. At September 30, 1997, time certificates of deposits in excess of $100,000 totaled $19.2 million or 28.6% of total outstanding time deposits, compared to $26.0 million or 34.3% of total outstanding time deposits at December 31, 1996, and 32.3% and 26.3% as of December 31, 1995 and 1994, respectively. The lower percentage at September 30, 1997 reflects management's decision to allow these deposits to run-off following the Branch Acquisition in July 1997.

     The following table sets forth, by time remaining to maturity, all time certificates of deposit accounts outstanding at September 30, 1997:

                                                         TIME DEPOSITS
                                                     OF $100,000 OR MORE(1)    ALL OTHER TIME DEPOSITS(2)
                                                     ----------------------   ----------------------------
                                                                    (DOLLARS IN THOUSANDS)
Reprice/Mature in three months or less.............   $  6,089         31.6%    $ 13,292            27.7%
Reprice/Mature after three months through six
  months...........................................      1,554          8.1        6,959            14.5
Reprice/Mature after six months through one year...      6,720         34.9       17,958            37.5
Reprice/Mature after one year through five years...      4,662         24.2        9,658            20.1
Reprice/Mature after five years....................        220          1.2          105             0.2
                                                       -------      -------      -------         -------
     Total.........................................   $ 19,245       100.00%    $ 47,972          100.00%
                                                       =======      =======      =======         =======

---------------

(1) Time deposits of $100,000 or more represent 13.8% of total deposits as of September 30, 1997.

(2) All other time deposits represent 34.5% of total deposits as of September 30, 1997.

     As of September 30, 1997, other borrowings have the following times remaining to maturity:

                                                        DUE
                                                       AFTER
                                          DUE IN      3 MONTHS     DUE AFTER ONE       DUE
                                         3 MONTHS     THROUGH      YEAR THROUGH       AFTER
                                         OR LESS      ONE YEAR        5 YEARS        5 YEARS      TOTAL
                                         --------     --------     -------------     -------     -------
                                                             (DOLLARS IN THOUSANDS)
Short-term borrowings..................    $475        $   --         $    --        $    --     $   475
Long-term borrowings...................      --         3,000          17,253          1,843      22,096
                                           ----        ------         -------         ------     -------
     Total borrowings..................    $475        $3,000         $17,253        $ 1,843     $22,571
                                           ====        ======         =======         ======     =======

     ASSET-LIABILITY MANAGEMENT/INTEREST RATE SENSITIVITY

     The principal purpose of asset-liability management is to manage the Company's sources and uses of funds to maximize net interest income under different interest rate conditions with minimal risk. A part of asset-liability management involves interest rate sensitivity, the difference between repricing assets and repricing liabilities in a specific time period. The policy of the Company is to control the exposure of the Company's earnings to changing interest rates by generally maintaining a position within a narrow range around an "earnings neutral" or "balanced" position. The Board of Directors has established guidelines for maintaining the Company's earnings risk due to future interest rate changes. This analysis provides an indication of the Company's earnings risk due to future interest rate changes. At September 30, 1997, the analysis indicated that the earnings risk was within the Company's policy guidelines.

     A key component of the asset-liability management is the measurement of interest-rate sensitivity. Interest-rate sensitivity refers to the volatility in earnings resulting from fluctuations in interest rates, variability in spread relationships, and the mismatch of repricing intervals between assets and liabilities. Interest-rate sensitivity management attempts to maximize earnings growth by minimizing the effects of changing market rates, asset and liability mix, and prepayment trends.

     The following table presents interest-rate sensitivity data as of September 30, 1997. The interest rate gaps reported in the table arise when assets are funded with liabilities having different repricing intervals. Since these gaps are actively managed and change daily as adjustments are made in interest rate views and market outlook, positions at the end of any period may not be reflective of the Company's interest rate view in subsequent periods. Active management dictates that longer-term economic views are balanced against the prospects of short-term interest rate changes in all repricing intervals.

                                            ESTIMATED MATURITY OR REPRICING AT SEPTEMBER 30, 1997
                                 ---------------------------------------------------------------------------
                                 0-3 MONTHS   3-6 MONTHS   6-12 MONTHS   1-5 YEARS   OVER 5 YEARS    TOTAL
                                 ----------   ----------   -----------   ---------   ------------   --------
                                                           (DOLLARS IN THOUSANDS)
Interest Earning Assets:
  Interest earning balances due
     from banks................   $ 16,050     $      -     $       -     $     -      $      -     $ 16,050
  Investments
     available-for-sale........         --           --         1,002       3,012            --        4,014
  Investments
     held-to-maturity..........        297          694           396       2,977            --        4,364
  Federal Home Loan Bank stock
     (1).......................      2,605           --            --          --            --        2,605
  Loans, including fees........     42,302        3,839         5,412      71,779         9,355      132,687
                                   -------      -------      --------     -------       -------     --------
          Total interest
            earning assets.....   $ 61,254     $  4,533     $   6,810     $77,768      $  9,355     $159,720
Allowance for loan losses......                                                                       (1,984)
Cash and due from banks........                                                                        8,760
Other assets...................                                                                        9,162
                                                                                                    --------
          Total assets.........                                                                     $175,658
                                                                                                    ========
Interest Bearing Liabilities:
  Savings and interest bearing
     demand deposits...........   $ 25,976     $     --     $      --     $18,841      $     --     $ 44,817
  Certificates of deposit......     19,381        8,513        24,678      14,320           325       67,217
  Borrowings...................     13,544           --         3,000       4,184         1,843       22,571
                                   -------      -------      --------     -------       -------     --------
          Total interest
            bearing
            liabilities........     58,901        8,513        27,678      37,345         2,168      134,605
Other liabilities..............                                                                       27,758
Shareholders' equity...........                                                                       13,295
                                                                                                    --------
          Total liabilities &
            shareholders'
            equity.............                                                                     $175,658
                                                                                                    ========
Interest rate sensitivity
  gap..........................      2,353       (3,980)      (20,868)     40,423         7,187     $ 25,115
                                   -------      -------      --------     -------       -------     --------
Cumulative interest rate
  sensitivity gap..............   $  2,353     $ (1,627)    $ (22,495)    $17,928      $ 25,115
                                   =======      =======      ========     =======       =======

---------------

(1) Equity investments have been placed in the 0-3 month category

     The table illustrates that the Company is asset-sensitive 0-3 months, liability-sensitive from 3 months through 12 months and asset-sensitive thereafter. In an environment of increasing interest rates, the theoretical net interest margins of the Company would be adversely affected for the 12 months following September 30, 1997, and favorably affected thereafter. Conversely, in a declining interest-rate environment, the Company's theoretical net interest margins would be favorably affected for the 12 month period following September 30, 1997, and adversely thereafter.

     RETURN ON EQUITY AND ASSETS

     Net income for the nine months ended September 30, 1997, totaled $1.5 million for an annualized return on average shareholders' equity of 16.16% and an annualized return on average outstanding assets of 1.24%.

These returns compare to a 23.95% return on average equity and 1.74% return on average assets for the corresponding period in 1996. These declines reflect lower income and increased assets for the nine months ended September 30, 1997 due to the Company's expansion activities.

     Return on daily average assets and equity and certain other ratios for the periods indicated are presented below:

                                                                               NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                       ---------------------------------     ---------------------
                                        1994         1995         1996         1996         1997
                                       -------     --------     --------     --------     --------
                                              (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Net income...........................  $ 1,345     $  2,098     $  2,497     $  1,817     $  1,516
Average assets.......................  $85,455     $110,274     $142,639     $139,459     $163,079
Return on average assets.............     1.57%        1.90%        1.75%        1.74%        1.24%
Net income...........................  $ 1,345     $  2,098     $  2,497     $  1,817     $  1,516
Average equity.......................  $ 4,452     $  8,050     $ 10,433     $ 10,117     $ 12,507
Return on average equity.............    30.21%       26.06%       23.93%       23.95%       16.16%
Cash dividends paid per share........  $  0.03     $   0.03     $   0.04     $   0.03     $   0.04
Net income per share.................  $  0.70     $   0.77     $   0.90     $   0.65     $   0.54
Dividend payout ratio................     4.29%        3.90%        4.44%        4.62%        7.41%
Average equity.......................  $ 4,452     $  8,050     $ 10,433     $ 10,117     $ 12,507
Average assets.......................  $85,455     $110,274     $142,639     $139,459     $163,079
Average equity to asset ratio........     5.21%        7.30%        7.31%        7.25%        7.67%

     LIQUIDITY

     Liquidity represents the ability to meet deposit withdrawals to fund loan demand, while retaining the flexibility to take advantage of business opportunities. The Company's primary sources of funds are customer deposits, loan payments, sales of assets, advances from the FHLB and the use of the federal funds market. As of September 30, 1997, approximately $2.4 million or 28.5% of the securities portfolio matures within one year.

     Historically, unlike many commercial banking institutions, the Company has utilized borrowings from the FHLB as an important source of funding for its growth. The Company has borrowing lines established with the FHLB that permit it to borrow up to 25% of qualified assets. Loans from the FHLB have terms ranging from 1 through 15 years and at September 30, 1997 bear interest at rates from 5.39% to 8.80%. At September 30, 1997, $22.7 million in advances were outstanding from the FHLB and the Company had additional borrowing capacity for cash advances of $21.3 million. One effect of the Branch Acquisition in July 1997 is that the Company was able to reduce its borrowings from the FHLB as a percentage of total liabilities. The Company may increase its percentage of borrowings from the FHLB in the future if circumstances warrant.

     CAPITAL

     The primary source of the Company's capital has historically been from the retention of net profits. The Company's profitability has allowed it to enjoy a strong capital position and to continue to grow its asset base.

     In 1989, banking regulators adopted risk-based capital guidelines under which one of four risk weights is applied to balance sheet assets, each with different capital requirements based on the credit risk of the asset. The Company is required to maintain minimum amounts of capital to "risk weighted" assets, as defined by banking regulators. The Company is required to have Tier 1 and Total Capital ratios of 4.0% and 8.0%, respectively. At September 30, 1997, the Company's ratios were 8.96% and 10.69%, respectively.

     Management seeks to attain a level of capital consistent with appropriate business risk and an ongoing need for financial flexibility. Adequacy of capital depends on the assessment of a number of factors such as stability of earnings, asset quality, liquidity and economic conditions. The ratio of average shareholders' equity to average assets was 7.67% at September 30, 1997. With a strong equity-to-assets ratio, the Company enjoys greater flexibility and less dependence upon its deposit base to support loan and investment activities.

                                    BUSINESS

INTRODUCTION

     With its five full-service offices, the Company has the largest market share of deposits among commercial banks in Cowlitz County, Washington, and The Cowlitz Bank is the only community bank headquartered in the county. The Company has grown from one branch with assets of $39.4 million, deposits of $31.0 million and shareholders' equity of $2.5 million at January 1, 1992 to five branches with assets of $175.7 million, deposits of $139.1 million and shareholders' equity of $13.3 million at September 30, 1997. The Company emphasizes personal service and customer relationships and believes that such emphasis is the primary reason for its rapid growth. The Bank's most recent rating under the Community Reinvestment Act was "outstanding." In 1996, the Independent Bankers Association of America listed the Bank as one of the top ten banks in the United States with assets between $150 million and $300 million based on return on shareholders' equity ("ROE").

     The Company offers or makes available a broad range of financial services to its customers, primarily small and medium-sized businesses, professionals and retail customers. In addition to its normal commercial and personal banking services, which include commercial and real estate lending, consumer lending, mortgage origination and trust services, the Company has developed relationships with a securities brokerage firm and an insurance agency with an estate planner to provide its customers access to a variety of financial services which are generally not available in community banks. In 1997, the Company established a trust department to offer trust services to individuals, corporations and institutions. It is the only such trust department located in Cowlitz County. By combining its array of traditional commercial banking products with these enhanced customer services, the Company is able to provide its customers with similar banking services offered by its larger competitors while retaining the character of a community bank and the level of personal service which larger banks generally no longer provide.

     Based on reports of the FHLB, at June 30, 1996, the Company held approximately 25% of the deposits in commercial banks in Cowlitz County, which was the largest share of deposits of any commercial bank. Since June 30, 1996, the Company has taken several steps to increase its market share in Cowlitz County. Historically, the Company operated from one location in Longview. In November 1996, the Company opened a de novo branch in neighboring Kelso, Washington. Two recent acquisitions of competitors in Cowlitz County presented the Company with additional opportunities for in-market growth. In 1996, Wells Fargo Bank acquired First Interstate Bank, which was a principal competitor of the Company. The Company successfully bid for three Wells Fargo branches in Cowlitz County and acquired those branches in July 1997. In the second half of 1997, U.S. Bank was acquired by First Bank, which has recently announced its intention to close the U.S. Bank branch in Kelso, Washington, creating additional opportunities for the Company. The Company is aggressively marketing to its new customers from the former Wells Fargo branches as well as the customers of U.S. Bank in Kelso. The Company is introducing its full array of financial products to these new customers while emphasizing personal service as a way of increasing its market share within its existing market area. Management believes that the Company's historical growth and recent successful expansion activities strongly position the Company to continue to increase its market share in Cowlitz County and to expand into other similar markets.

INDUSTRY OVERVIEW

     The commercial banking industry continues to experience increased competition, consolidation and change. Non-insured financial service companies such as mutual funds, brokerage firms, insurance companies, mortgage companies and leasing companies are offering alternative investment opportunities for customers' funds and, in many cases, alternative sources from which to borrow to meet their needs. Banks have been granted extended powers to better compete, including the limited right to sell annuities and securities products. Despite the expanded products and services offered by banks, the percentage of financial transactions handled by commercial banks has dropped steadily. In addition, although the dollar amount of bank deposits has remained steady, such deposits represent less than 20% of household financial assets compared to over 35% 25 years ago. This trend represents a continuing shift to investments in stocks, bonds, mutual funds and retirement accounts. To improve competitiveness, commercial banks are reducing costs through operating efficiencies gained by consolidation and implementation of alternative ways of providing bank products. Although new banks continue to be organized, bank mergers substantially outnumber new bank formations. In the last dozen years, the number of commercial banks nationwide has dropped from 14,000 to 9,500. However, in recent years, relatively stable interest rates and a growing economy have permitted the remaining segments of the banking industry to improve net interest margins and returns on assets, resulting in stronger balance sheets and earnings.

     To deliver more effectively and efficiently their products, banks are opening branches located inside retail stores, installing more ATMs, and investing in technology to facilitate telephone, personal computer and Internet banking. While all banks are experiencing the effects of the changing environment, the manner in which banks choose to compete is increasing the differences between larger super-regional banks and community banks. The super-regional banks are striving to become regional "brands" providing a broad selection of products at low cost with advanced technology. Community banks provide most of the same products, but with a greater commitment to personal service and to maintaining local ties to the communities they serve.

BUSINESS STRATEGY

     The Company's goal is to maintain its position as the leading community based provider of financial services in Cowlitz County and to become one of the leading community based providers of financial services in other selected areas of Washington and Oregon. The Company's growth strategy is based on providing both exceptional personal service and a wide range of financial services to its customers. The Company's strategy consists of the following:

     - Emphasize personal service and develop strong community ties. Based on its experience, the Company believes that providing a high level of personal service and customer attention attracts and retains customers. The Company's employees work with specific customers on an individual, personalized basis. As a result of this level of customer attention, the Company believes that it can make business decisions regarding its customers more quickly and efficiently than its competitors. The Company's philosophy is that of a true community bank -- to provide the highest level of service to its communities. The Company's "outstanding" Community Reinvestment Act ("CRA") rating is evidence of its commitment to serve all the citizens in its communities. The Company believes that its intense focus on customer service coupled with its deep community relationships serve to differentiate the Company from its competitors.

     - Provide a broad range of financial products and services. The Company believes that offering a wide range of financial products and services is an important competitive factor. In addition to deposit and loan products typically offered by commercial banks, the Company has developed a real estate loan division to originate mortgage loans and has established a trust department. To execute this strategy, the Company has hired experienced personnel to market and deliver these services. The Company leases space in its main financial center to a securities brokerage firm and an insurance agency in order to provide its customers with access to a wider range of financial services. This combination of products and services is designed to both increase its customer base and to enhance cross-selling opportunities to its customer base.

     - Increase business volume in existing market. The Company believes there is an opportunity to increase its business volume in its existing market area by promoting its complete array of financial products as well as emphasizing personal service, especially in relationships with new customers obtained in the acquisition of the Wells Fargo branches and by establishing new customer relationships as a result of the announced closure of a U.S. Bank branch in Kelso. The Company believes that additional opportunities for growth exist in Cowlitz County as a result of new business entrants such as BHP Coated Steel, Prudential Steel and Foster Farms. The Company presently has the largest share of deposits held by commercial banks in Cowlitz County and believes that its reputation for a high level of personal service will help it attract new customers as the larger banks continue their consolidation and reduction of personal service to their customers.

     - Explore opportunities for regional expansion through acquisition. The Company intends to explore the acquisition of other community banks and branches of larger banks in non-metropolitan communities in Washington and Oregon. The Company intends to retain the local character of institutions which it acquires and to promote deposit and asset growth in the acquired institutions through implementation of its customer service policies and product offerings. Although the Company is not presently engaged in any acquisition discussions, it believes that such opportunities are available and that its ability to consummate such acquisitions will be enhanced by completion of this Offering and the creation of a public market for the Company's Common Stock.

ACQUISITION OF WELLS FARGO BRANCHES

     On July 18, 1997, the Company completed the Branch Acquisition, which included branches located in Castle Rock, Kalama and Longview, Washington. In the acquisition, the Company purchased certain assets of the branches, including cash on hand, owned real property, personal property, branch and tenant leases, safe deposit agreements and records, assumed $25.2 million of deposit liabilities and recorded a core deposit premium of $2.0 million. The Company did not purchase any credit card relationships, loans or other revenue producing assets. Management believes that it has successfully integrated these branches into its operations and has begun an aggressive marketing campaign of its products and services to the new customers obtained as a result of the Branch Acquisition. Based on this success, the Company believes it is well positioned to compete effectively for other branch acquisitions should the opportunity arise.

PRODUCTS AND SERVICES

     The Company offers a broad portfolio of products and services tailored to meet the banking requirements of targeted customers in its market area. It believes this portfolio is generally competitive with the products and services of its competitors, including major regional and national banks. These include:

     Deposit Products. The Company provides an array of deposit products for customers, including non-interest-bearing checking accounts, interest-bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts generally earn interest at rates established by management based on competitive market factors and management's desire to increase certain types or maturities of deposit liabilities. The Company does not pay brokerage commissions to attract deposits. It strives to establish customer relations to attract core deposits in non-interest-bearing transactional accounts and thus to reduce its cost of funds.

     Loan Products. The Company offers a broad array of loan products to its small to medium size business customers. The Company maintains sound loan underwriting standards with written loan policies, conservative individual and branch limits and reviews by the Loan Committee. Further, in the case of particularly large loan commitments or loan participations, loans are reviewed by the Board of Directors. Underwriting standards are designed to achieve a high-quality loan portfolio, compliance with lending regulations and the desired mix of loan maturities and industry concentrations. Management seeks to minimize credit losses by closely monitoring the financial condition of its borrowers and the value of collateral.

     Commercial Loans. The Company offers specialized loans for its business and commercial customers, including equipment and inventory financing operating lines of credit, and accounts receivable financing. Commercial lending is the primary focus of the Company's lending activities, and a significant portion of its loan portfolio consists of commercial loans. For regulatory reporting purposes, a substantial portion of the Company's commercial loans are designated as real estate loans, as the loans are secured by mortgages and trust deeds on real property, although the loans may be made for purposes of financing commercial activities, such as accounts receivable, equipment purchases and inventory or other working capital needs. Lending decisions are based on careful evaluation of the financial strength, management and credit history of the borrower, and the quality of the collateral securing the loan. Commercial loans secured by real property are limited to 70% of the value of the collateral. In some cases, the Company may require personal guarantees and secondary sources of repayment.

     Real Estate Loans. Real estate loans are available for construction, purchasing and refinancing residential owner-occupied and rental properties. Borrowers can choose from a variety of fixed and adjustable rate options and terms. Real estate loans reflected in the loan portfolio also include loans made to commercial customers that are secured by real property. The Company provides customers access to long-term conventional real estate loans through its mortgage loan department which makes FNMA-conforming loans and sells them in the secondary market. The Company has been either the first or second largest mortgage originator in Cowlitz County for each of the last four years.

     Payments on loans are often dependent on the successful operation and management of the properties securing the loans, and are therefore strongly affected by the conditions of the local real estate market. Fluctuating land values and local economic conditions make loans secured by real property difficult to evaluate and monitor.

     Consumer Loans. The Company provides loans to individual borrowers for a variety of purposes, including secured and unsecured personal loans, home equity and personal lines of credit and motor vehicle loans. Consumer loans can carry significantly greater risks than other loan products, even if secured, if the collateral consists of rapidly depreciating assets such as automobiles and equipment. Repossessed collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. Consumer loan collections are dependent on borrowers' continuing financial stability, and are sensitive to job loss, illness and other personal factors. The Company attempts to manage the risks inherent in consumer lending by following strict credit guidelines and conservative underwriting practices. The Company also offers Visa and Mastercard credit cards to its customers.

     The following table sets forth certain information about the Company's loan portfolio at September 30, 1997, classified by distribution among type of borrowers:

                                                                      TOTAL         PERCENT OF
               BORROWER CLASSIFICATION         NUMBER OF LOANS     LOAN BALANCE     PORTFOLIO
        -------------------------------------  ---------------     ------------     ----------
                                                           (DOLLARS IN THOUSANDS)
        Real Estate..........................         309            $ 33,898           25.4
        Consumer.............................         632              30,444           22.8
        Services.............................          91              13,372           10.0
        Construction.........................         134              12,308            9.3
        Retail Trade.........................          86               7,078            5.3
        Transportation & Trucking............          66               6,707            5.0
        Forest and Timber....................          48               5,352            4.0
        Restaurants..........................          46               4,941            3.7
        Health Services......................          33               4,222            3.2
        Manufacturing........................          39               3,878            2.9
        Wholesale Trades.....................          41               2,425            1.8
        Finance, Insurance...................          21               2,100            1.6
        Other................................         108               6,676            5.0
                                                    -----            --------         ------
                  Total......................       1,654            $133,401         100.00%
                                                    =====            ========         ======

     Other Banking Products and Services. In support of its focus on personalized service, the Company offers additional products and services for the convenience of its customers. These include a recently introduced debit card program, automated teller machines located at each of the Company's offices, and an automated telephone banking service with 24-hour access to accounts that also allows customers to speak directly with a customer service representative during normal banking hours or leave a message after normal banking hours. The Company does not currently charge fees for any of these services. The Company provides drive-through facilities at three of its branches.

     Trust Services. The Company has recently established a trust department, which is the only one located in Cowlitz County. The trust department provides trust services to individuals, partnerships, corporations and institutions and acts as fiduciary of estates and conservatorships and as a trustee under various wills, trusts and other plans. The Company believes this service will attract additional customers to the Bank.

     Other Financial Services. The Company believes that providing its customers a full range of financial services is an important element of its strategy to attract and retain customers. To this end, the Company has entered into lease arrangements with Robert Thomas Securities, a securities broker affiliated with Raymond James Securities, and Commerce Business & Estate Planning Services, Inc., an insurance agency. Each of these organizations maintains an office on the main floor of the Cowlitz Financial Center where the main office of the Company is located and has access to space in the Company's other branches. Representatives of these companies meet with clients at each of the Bank's branches, thereby making these services available to all of the Company's customers. The Company has no financial interest in either of these companies. The Company believes that by making available through these relationships brokerage and insurance services, it can increase foot traffic through its branches and market more extensively its full line of core banking products and services.

MARKET AREA

     The Company's primary market area from which it accepts deposits and makes loans is Cowlitz County, Washington, and the surrounding counties in Washington and Oregon, including the greater Portland area. As a community bank, the Company has certain competitive advantages due to its local focus, but is also more closely tied to the local economy than many of its competitors which serve a number of geographic markets.

     Cowlitz County has a population of approximately 92,000 people. The population is centered in the adjoining cities of Longview and Kelso, which combined contain approximately one-half of the county's population. The rural areas of Cowlitz County are growing at a somewhat faster rate than the urban areas of the county as a result of the migration of people into the area from urban areas in adjacent counties.

     Over the past 10 years, the employment base of Cowlitz County has undergone significant change. The forest products industry has historically been the dominant employer in the county and remains so. Weyerhauser Company and Longview Fiber Co. have major facilities in Cowlitz County. Cowlitz County has three port facilities along the Columbia River, which specialize in moving dry bulk, agricultural and forest products. The ports have also acted as centers for attracting new industry to the county. In recent years, Cowlitz County has attracted diverse industries, including Sonoco Products, BHP Coated Steel, Prudential Steel and Daybreak Industries. Foster Farms is currently constructing a processing plant in Kelso which is expected to create in excess of 500 new jobs when it opens in 1998.

MANAGEMENT INFORMATION SYSTEMS

     The Company maintains an in-house system for processing all core banking applications, including loan servicing and deposit accounts. The system utilizes Information Technology Systems, Inc. ("ITI") software and Unisys hardware. In addition, ITI software is utilized for 24-hour telephone banking, shareholder information, accounts payable and optical disk storage. The Company also maintains a Novell network in all branches.

     The Company maintains a Disaster Recovery Plan and has a contract with Sungard Services to provide on-site processing after a disaster. Management is presently evaluating its systems and software for potential Year 2000 problems. Although this evaluation is not complete and no final cost estimate for compliance is available, initial indications are that the Company will not incur any extraordinary expense in addressing Year 2000 compliance issues.

COMPETITION

     Competition in the banking industry has intensified for deposits and loans with decreased interest rates over the last one to two years. Furthermore, competition from outside the traditional banking system from credit unions, investment banking firms, insurance companies and related industries offering bank-like products has widened the competition for deposits and loans. Based on published reports, it is estimated that credit unions held approximately 51% of deposits in the Company's market area as of June 30, 1996.

     The banking industry in the market area is generally characterized by well established branches of large banks with headquarters located out of the market area and in many cases, out of the state. These large multi-bank holding company branches located in the Longview-Kelso area have transferred a number of their banking functions outside the local area. There are also thrift institutions, including a branch of the country's largest thrift institution, and credit unions within the market area that are very competitive in the deposit and consumer lending areas.

     The major competition for commercial banking services in Cowlitz County comes from U.S. Bank, Key Bank, Bank of America (which does business in Washington as Seafirst Bank) and Columbia State Bank. None of these competitors are headquartered in Cowlitz County and many have relocated key functions (e.g., loan decisions) into regional offices outside of the area. Its local decision making and strong community ties have allowed the Company to provide a level of personal service and direct customer contact that management believes is superior to that provided by other banks.

     The offices of the major financial institutions have competitive advantages over the Company in that they have high public visibility, may offer a wider variety of products and are able to maintain advertising and marketing activities on a much larger scale than the Company can economically maintain. Since single borrower lending limits imposed by law are dependent on the capital of the institution, the branches of larger institutions with substantial capital bases also have an advantage with respect to loan applications which are in excess of the Company's legal lending limits.

     In competing for deposits, the Company is subject to certain limitations not applicable to nonbank financial institution competitors. Previous laws limiting the deposit instruments and lending activities of savings and loan associations have been substantially eliminated, thus increasing the competition from these institutions. See "Risk Factors -- Competition."

REGULATION AND SUPERVISION

     The Company and the Bank are subject to extensive regulation under federal and state laws. These laws, together with the regulations promulgated under them, significantly affect respective activities of the Company and the Bank and the competitive environment in which they operate. The laws and regulations are primarily intended to protect depositors and the deposit insurance fund, rather than shareholders.

     The description of the laws and regulations applicable to the Company and the Bank set forth in this prospectus does not purport to be a complete description of the laws and regulations mentioned herein or of all such laws and regulations. Any change in applicable laws or regulations may have a material effect on the business and prospects of the Company and the Bank. The operations of the Company and the Bank may be affected by legislative and regulatory changes as well as by changes in the policies of various regulatory authorities. The Company cannot accurately predict the nature or the extent of the effects that such changes may have in the future on its business and earnings.

     Bank Holding Company Regulation. The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended ("BHCA") and, as such, is subject to the regulations of the Federal Reserve. Bank holding companies are required to file periodic reports with and are subject to periodic examination by the Federal Reserve. The Federal Reserve has issued regulations under the BHCA requiring a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. It is the policy of the Federal Reserve that, pursuant to this requirement, a bank holding company should stand ready to use its resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity. Additionally, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" (as defined in the statute) with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan. Under the BHCA, the Federal Reserve has the authority to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

     The Company is prohibited by the BHCA from acquiring direct or indirect control of more than 5% of the outstanding shares of any class of voting stock or substantially all of the assets of any bank or merging or consolidating with another bank holding company without prior approval of the Federal Reserve. Additionally, the Company is prohibited by the BHCA from engaging in or from acquiring ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a non-banking business unless such business is determined by the Federal Reserve to be so closely related to banking as to be a proper incident thereto. The BHCA does not place territorial restrictions on the activities of such non-banking related activities.

     Capital Adequacy Guidelines for Bank Holding Companies. The Federal Reserve is the federal regulatory and examining authority for bank holding companies. The Federal Reserve has adopted capital adequacy guidelines for bank holding companies. These guidelines are similar to, although not identical with, the guidelines applicable to banks. See "-- Bank Capital Requirements." As of September 30, 1997, the Company's Tier 1 leverage capital ratio was 7.57%, its Tier 1 risk-based capital ratio was 8.96% and its total risk-based capital ratio was 10.69%.

     Bank Regulation. The Bank is organized under the laws of the State of Washington and is subject to the supervision of the Department of Financial Institutions ("DFI"), whose examiners conduct periodic examinations of state banks. The Bank is not a member of the Federal Reserve System, so its principal federal regulator is the FDIC, which also conducts periodic examinations of the Bank. The Bank's deposits are insured, to the maximum extent permitted by law, by the Bank Insurance Fund ("BIF") administered by the FDIC and are subject to the FDIC's rules and regulations respecting the insurance of deposits. See
"-- Deposit Insurance."

     Both federal and state laws extensively regulate various aspects of the banking business such as reserve requirements, truth-in-lending and truth-in-savings disclosures, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. Current federal law also requires banks, among other things, to make deposited funds available within specified time periods.

     Insured state-chartered banks are prohibited under FDICIA from engaging as principal in activities that are not permitted for national banks, unless (i) the FDIC determines that the activity would pose no significant risk to the appropriate deposit insurance fund, and (ii) the bank is, and continues to be, in compliance with all applicable capital standards. The Company does not believe that these restrictions will have a material adverse effect on its current operations.

     Bank Capital Requirements. The FDIC has adopted risk-based capital ratio guidelines to which the Bank is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

     These guidelines divide a bank's capital into two tiers. Tier 1 includes common equity, certain noncumulative perpetual preferred stock (excluding auction rate issues) and minority interest in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary (Tier 2) capital includes, among other items, cumulative perpetual and long-term, limited-life, preferred stock, mandatory convertible securities, certain hybrid capital instruments, term-subordinated debt and the allowance for loan and lease losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when a bank's particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

     In addition, the FDIC has established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

     Certain regulatory capital ratios for the Company and the Bank at September 30, 1997 are set forth below:

                                                                     COMPANY     BANK
                                                                     -------     -----
        Tier 1 Capital to Risk-Weighted Assets.....................    8.96%      9.09%
        Total-Risk Based Capital to Risk-Weighted Assets...........   10.69%     10.34%
        Tier 1 Leverage Ratio......................................    7.57%      7.66%

     Dividends. The principal source of the Company's cash revenues is dividends from the Bank. Under Washington law, the Bank may not pay dividends in an amount greater than its retained earnings as determined by generally accepted accounting principles. In addition, the DFI has the authority to require a state-chartered bank to suspend payment of dividends. The FDIC has the authority to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the bank or if it would cause a bank to become undercapitalized.

     Lending Limits. Under Washington law, the total loans and extensions of credit by a Washington-chartered bank to a borrower outstanding at one time may not exceed 20% of such bank's capital and surplus. However, this limitation does not apply to loans or extensions of credit which are fully secured by readily marketable collateral having market value of at least 115% of the amount of the loan or the extension of credit at all times.

     Branches and Affiliates. Establishment of bank branches is subject to approval of the DFI and FDIC and geographic limits established by state laws. Washington's branch banking law permits a bank having its principal place of business in the State of Washington to establish branch offices in any county in Washington without geographic restrictions. A bank may also merge with any national or state chartered bank located anywhere in the State of Washington without geographic restrictions.

     Under Oregon law, an out-of-state bank or bank holding company may merge with or acquire an Oregon state chartered bank or bank holding company if the Oregon bank, or in the case of a bank holding company, the subsidiary bank, has been in existence for a minimum of three years, and the law of the state in which the acquiring bank in located permits such merger. Branches may not be acquired or opened separately, but once an out-of-state bank has acquired branches in Oregon, either through a merger with or acquisition of substantially all of the assets of an Oregon bank, the bank may open additional branches.

     The Bank is subject to Sections 22(h), 23A and 23B of the Federal Reserve Act, which restrict financial transactions between banks and affiliated companies. The statute limits credit transactions between a bank and its executive officers and its affiliates, prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices, and restricts the types of collateral security permitted in connection with a bank's extension of credit to an affiliate.

     FDICIA. FDICIA required, among other things, federal bank regulatory authorities to take "prompt corrective action" with respect to banks which do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

     The FDIC has adopted regulations to implement the prompt corrective action provisions of FDICIA. Among other things, the regulations define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total, risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and is not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. The Bank currently exceeds all of the ratios.

     FDICIA further directs that each federal banking agency prescribe standards for depository institutions and depository institutions holding companies relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, management compensation, a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses, a minimum ratio of market value to book value of publicly traded shares and such other standards as the agency deems appropriate.

     Deposit Insurance. The Bank's deposits are insured up to $100,000 per insured account by the BIF. As an institution whose deposits are insured by BIF, the Bank is required to pay deposit insurance premiums to BIF.

     FDICIA required the FDIC to issue regulations establishing a system for setting deposit insurance premiums based upon the risks a particular bank or savings association poses to the deposit insurance funds. This system bases an institution's risk category partly upon whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. Each insured depository institution is also assigned to one of three "supervisory" categories based on reviews by regulators, statistical analysis of financial statements and other relevant information. An institution's assessment rate depends upon the capital category and supervisory category to which it is assigned. Annual assessment rates currently range from zero (subject to a statutory annual minimum assessment of $2,000), for the highest rated institution, to $0.27 per $100 of domestic deposits for an institution in the lowest category. The Bank is currently in the class of the highest rated institutions and, accordingly, pays the minimum assessment rate. Any increase in insurance assessments could have an adverse effect on the Bank's earnings.

     Additional Matters. In addition to the matters discussed above, the Company and the Bank are subject to additional regulation of their activities, including a variety of consumer protection regulations affecting their lending, deposit and collection activities and regulations affecting secondary mortgage market activities.

     The earnings of financial institutions, including the Company and the Bank, are also affected by general economic conditions and prevailing interest rates, both domestic and foreign and by the monetary and fiscal policies of the U.S. Government and its various agencies, particularly the Federal Reserve.

     Additional legislation and administrative actions affecting the banking industry may be considered by the United States Congress, the Washington Legislature and various regulatory agencies, including those referred to above. It cannot be predicted with certainty whether such legislation or administrative action will be enacted or the extent to which the banking industry in general or the Company and the Bank in particular would be affected thereby.

PROPERTIES

     The Company owns its main office space at the Cowlitz Financial Center, 927 Commerce Avenue, Longview, Washington 98632. The Bank occupies approximately 27,500 square feet of this facility. The Company leases space in the Cowlitz Financial Center to Robert Thomas Securities and to Commerce Business & Estate Services, Inc., both of which provide services to the Bank's customers. The Company also owns branches in Kelso, Kalama and Castle Rock, and leases facilities for a branch in the Triangle Mall in Longview. The Company intends to sell its Castle Rock facility and move the existing branch to a leased new building which is under construction. Each branch has automated teller machines and each branch except Kalama and Castle Rock has a drive-up facility. The new building at Castle Rock will have a drive-up facility.

EMPLOYEES

     At December 31, 1997, the Company employed 99 full-time equivalent employees. None of the employees are parties to a collective bargaining agreement. Management considers its relations with its employees to be good.

LEGAL PROCEEDINGS

     The Company may occasionally have pending routine litigation resulting from the collection of the secured and unsecured indebtedness as part of its business of providing financial services. In some cases, such litigation will involve counterclaims or other claims against the Company. Such proceedings against financial institutions sometimes also involve claims for punitive damages in addition to other specific relief. Currently, the Company is not a party to any litigation other than in the ordinary course of business. In the opinion of management, the ultimate outcome of all pending legal proceedings will not individually or in the aggregate have a material adverse effect on the financial condition or the operations of the Bank.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company and the Bank, their respective ages and their respective positions with the Company and the Bank are listed below:

             NAME                 AGE                            POSITION
------------------------------    ---     ------------------------------------------------------
Benjamin Namatinia                54      Chairman & Chief Executive Officer, Cowlitz
                                          Bancorporation; Director, Cowlitz Bank

Charles W. Jarrett                56      President & Chief Operating Officer & Director,
                                          Cowlitz Bancorporation; President & Chief Executive
                                          Officer & Director, Cowlitz Bank

Larry M. Larson(1)(2)(3)          58      Director, Cowlitz Bancorporation; Chairman, Cowlitz
                                          Bank

Mark F. Andrews, Jr.(1)(2)(3)     65      Director, Cowlitz Bancorporation and Cowlitz Bank

E. Chris Searing(1)(2)            44      Director, Cowlitz Bancorporation & Cowlitz Bank

Donna P. Gardner                  49      Vice President & Secretary/Treasurer, Cowlitz
                                          Bancorporation; Executive Vice President & Chief
                                          Financial Officer, Cowlitz Bank

James A. Wills                    56      Vice President, Cowlitz Bancorporation; Executive Vice
                                          President & Chief Operating Officer, Cowlitz Bank

---------------

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Board Development Committee.

     Benjamin Namatinia has served as Chairman of Cowlitz Bancorporation since its incorporation in 1991 and was appointed Chief Executive Officer effective November 1994. He has served as a director of Cowlitz Bank since 1991. Since 1990, Mr. Namatinia has been the President as well as bond trader for BMN, INC., a brokerage firm owned by Mr. Namatinia. Mr. Namatinia also owns a securities brokerage franchise of Robert Thomas Securities, which leases space from the Company in the Cowlitz Financial Center. From 1984 to 1989, he was Senior Vice President and trader for Prudential Securities. From 1989 to 1990, he was Senior Vice President and head of the investment department for Shearson Lehman.

     Charles W. Jarrett has served as a director of Cowlitz Bancorporation since its incorporation in 1991. He held the position of President and Chief Executive Officer of Cowlitz Bancorporation from 1992 until November 1994, at which time he became President and Chief Operating Officer. Mr. Jarrett joined Cowlitz Bank in 1986 and has served as President and Chief Executive Officer and as a director since 1989.

     Larry M. Larson has served as a director of Cowlitz Bancorporation since its incorporation in 1991. Mr. Larson has served as a director of Cowlitz Bank since 1984. He served as Secretary of the Board from 1987 to 1988, Vice Chairman from 1988 to 1990, and has served as Chairman since 1990. Mr. Larson's principal occupation is his position as longshoreman for the Port of Longview. He also serves in an elected position on the Port Commission for the Port of Longview. He owns the Bridgeview Tobacco Shop located in Rainier, Oregon.

     Mark F. Andrews, Jr. has served as a director of Cowlitz Bancorporation since its incorporation in 1991. He has served as a director of Cowlitz Bank since 1988 and as Secretary of Cowlitz Bank since 1990. Mr. Andrews' principal occupation is the management and operation of his tree farms. In addition, Mr. Andrews serves as a court commissioner for Cowlitz County and he is also a retired attorney.

     E. Chris Searing has served as a director of Cowlitz Bancorporation since its incorporation in 1991. Mr. Searing has served as a Director of Cowlitz Bank since 1986. He served as Secretary of the Board from 1988 to 1990 and has served as Vice Chairman since 1990. Mr. Searing owns Searing Electric & Plumbing, Inc. located in Longview, Washington.

     Donna P. Gardner has served as an executive officer for Cowlitz Bancorporation since its incorporation in 1991 and currently holds the position of Vice President and Secretary/Treasurer. Mrs. Gardner joined Cowlitz Bank in 1981 and served as Cashier from 1989 to 1993, Vice President from 1993 to 1997 and is currently serving as Executive Vice President and Chief Financial Officer.

     James A. Wills has served as Vice President of Cowlitz Bancorporation since its incorporation in 1991. Mr. Wills joined Cowlitz Bank in 1988. He has served as an executive officer of the Bank since 1989 and currently holds the position of Executive Vice President and Chief Operating Officer.

     Each of the Company's directors is elected annually by the Company's shareholders. All Directors hold office until the expiration of their terms and the election and qualification of their successors.

COMMITTEES OF THE BOARD

     The Board has established an Audit Committee, a Compensation Committee and a Board Development Committee. The Audit Committee recommends the selection of the Company's independent auditors and consults with the independent auditors on the Company's internal accounting controls. The Compensation Committee recommends to the Board salaries and bonuses for the Company's executive officers and administers the Company's Stock Option Plan and Employee Stock Purchase Plan. The Board Development Committee identifies and recommends potential candidates for both the Company's and the Bank's Boards of Directors.

DIRECTOR FEES

     Effective January 1, 1998, directors of the Company will receive a fee of $900 per month except that Mr. Namatinia as Chairman of the Board will receive a fee of $1,000 per month. Directors of the Bank receive a fee of $600 per month and the Chairman, Mr. Larry Larson, receives a fee of $1,800 per month.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Articles of Incorporation provide that the liability of the directors of the Company for monetary damages will be eliminated in an action brought by or in the right of the Company for breach of a director's duties to the Company or its shareholders except for liability in circumstances involving
(i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any unlawful distribution to stockholders, or (iv) any transaction from which the director derived an improper personal benefit. This provision does not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. This provision also does not affect the director's responsibilities under any other laws, such as the federal or state securities or environmental laws.

     The Articles of Incorporation also provide that the Company shall indemnify, to the fullest extent permitted under Washington law, any person who has been made, or is threatened to be made, a party to an action, suit or legal proceeding by reason of the fact that the person is or was a director of the Corporation. The Company may provide similar indemnification to officers, employees and agents at the discretion of the Board. The Company intends to enter into separate indemnification agreements with each of its directors. These agreements will require the Company to indemnify its directors to the fullest extent permitted by law, including circumstances in which indemnification would otherwise be discretionary. Among other things, the agreements require the Company to indemnify directors against certain liabilities that may arise by reason of their status or service as a director and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company also has insurance on behalf of it executive officers and directors for certain liabilities arising out of their actions in such capacities. The Company believes that these contractual arrangements, the provisions in its Articles of Incorporation and Bylaws and insurance coverage are necessary to attract and retain qualified persons as directors and officers.

EXECUTIVE COMPENSATION

  Summary Compensation Table

     The following table sets forth the annual compensation earned during 1997 for the Company's chief executive officer and each of the Company's other executive officers who earned in excess of $100,000 in salary and bonus during the last fiscal year (the "Named Executive Officers").

                                                     ANNUAL COMPENSATION
                                            --------------------------------------
                                                                     OTHER ANNUAL         ALL OTHER
       NAME AND PRINCIPAL POSITION           SALARY       BONUS      COMPENSATION      COMPENSATION(1)
------------------------------------------  --------     -------     -------------     ---------------
Benjamin Namatinia........................  $178,224     $20,000           --              $14,258
  Chairman and Chief Executive Officer
Charles W. Jarrett........................  $161,532     $40,975           --              $12,923
  President and Chief Operating Officer
James A. Wills............................  $ 98,556     $24,585           --              $ 7,884
  Vice President

---------------

     (1) Company contribution to 401(k) Plan

STOCK OPTIONS

     The following table sets forth information concerning the award of stock options to the Named Executive Officers during fiscal 1997:

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                       POTENTIAL REALIZABLE
                                                                                         VALUE AT ASSUMED
                        NUMBER OF        % OF TOTAL                                    ANNUAL RATES OF STOCK
                        SECURITIES      OPTIONS/SARS                                  PRICE APPRECIATION FOR
                        UNDERLYING       GRANTED TO                                       OPTION TERM(1)
                       OPTIONS/SARS      EMPLOYEES       EXERCISE OR BASE   EXPIRATION -----------------------
        NAME           GRANTED (#)      FISCAL YEAR        PRICE ($/SH)       DATE      5%($)        10%($)
---------------------  ------------   ----------------   ----------------   --------  ----------   ----------
Benjamin Namatinia...     192,500            50%              $ 5.71         9/30/07  $2,663,570   $4,892,370
Charles W. Jarrett...     192,500            50%              $ 5.71         9/30/07  $2,663,570   $4,892,370
James A. Wills.......          --            --                  n/a             n/a         n/a          n/a

---------------

(1) Initial value of Common Stock equal to $12.00 per share, the assumed initial offering price of the Common Stock.

     The table below provides information on exercises of options during 1997 by the Named Executive Officers and information with respect to unexercised options held by the Named Executive Officers at December 31, 1997.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                                                                 VALUE OF
                                                                     NUMBER OF SECURITIES      UNEXERCISED
                                                                          UNDERLYING           IN-THE-MONEY
                                                                         UNEXERCISED         OPTIONS/SARS AT
                                                                       OPTIONS/SARS AT       FISCAL YEAR-END
                                                                     FISCAL YEAR-END (#)           ($)
                              SHARES ACQUIRED                            EXERCISABLE/          EXERCISABLE/
            NAME              ON EXERCISE (#)    VALUE REALIZED($)      UNEXERCISABLE        UNEXERCISABLE(1)
----------------------------  ----------------   -----------------   --------------------   ------------------
Benjamin Namatinia..........     --                 --                52,500/140,000        $330,225/$880,600
Charles W. Jarrett..........     --                 --                52,500/140,000        $330,225/$880,600
James A. Wills..............     --                 --                      --                      --

---------------

(1) Fair market value of Common Stock equal to $12.00 per share, the assumed initial offering price of the Common Stock.

EMPLOYMENT AGREEMENTS

     Messrs. Namatinia and Jarrett will enter into employment agreements with the Company prior to the Offering. Under the employment agreements, both Mr. Namatinia and Mr. Jarrett will receive a base annual salary of $200,000. Mr. Jarrett will also receive an annual cash bonus equal to the sum of five percent (5%) of the Company's net profits in excess of a one percent (1%) Return on Assets of the Bank ("ROA") for the calendar year and seven and one-half percent (7.5%) of the Bank's net profits in excess of one and one-half percent (1.5%) ROA for the calendar year. Mr. Namatinia's annual cash bonus will be determined by the Company's Board of Directors based on the growth, profitability and performance of the Company, the expansion of services provided by the Company and the market value of the Company's Common Stock.

     The agreements will contain a covenant not to compete for a period of eighteen months in the event of termination of employment for any reason. If employment is terminated by the Company without cause or by death or disability, the employee will receive a lump sum equal to three times the employee's annual base salary for the calendar year in which such employment terminates plus the amount of cash bonus earned prior to termination. Upon termination without cause, the employee will receive such benefits to which he has become entitled under the terms of the Company's 1997 Stock Option Plan, the Supplemental Executive Retirement Plan and any other benefit plan or program.

     Upon a change in control of the Company, if employment is terminated by the Company without cause or by the employee for good reason within three years after such change in control, the employee will be entitled to his full base salary through the date of termination and a lump sum payment equal to three times the employee's annual base salary in effect immediately prior to the termination date. The employee will also receive such benefits to which he has become entitled under the terms of the Company's 1997 Stock Option Plan, the Supplemental Executive Retirement Plan, and any other benefit plan or program.

1997 STOCK OPTION PLAN

     The Board of Directors has adopted the 1997 Stock Option Plan (the "1997 Plan") which authorizes up to 525,000 shares of Common Stock for issuance thereunder. The 1997 Plan is subject to shareholder approval at the annual meeting of shareholders to be held in February 1998. The 1997 Plan is administered by the Compensation Committee. Under the 1997 Plan, options may be granted to the Company's employees, directors and consultants. Only employees may receive "incentive stock options," which are intended to qualify for certain tax treatment; both employees and nonemployees, including nonemployee directors, may receive "nonstatutory stock options," which do not qualify for such treatment. The exercise price of incentive stock options under the 1997 Plan must at least equal the fair market value of the Common Stock on the date of grant. The exercise price of the nonstatutory options may be greater than or less than the fair market value of the Common Stock on the date of grant at the discretion of the Compensation Committee. All incentive stock options granted under the 1997 Plan will expire ten years from the date of grant unless terminated sooner pursuant to the provisions of the 1997 Plan. The number of shares of Common Stock authorized under the 1997 Plan may be adjusted upon subdivision or consolidation of the Company including reclassification, stock split or reverse stock split of the Company's Common Stock. In the event of a change of control of the Company, including a merger or sale of substantially all of the Company's assets, outstanding options and stock purchase rights must be assumed by any successor corporation, or equivalent options or rights must be substituted, or they will become fully vested and exercisable.

     At the date hereof, options to purchase 192,500 shares have been granted under the 1997 Plan to each of Mr. Namatinia and Mr. Jarrett. Under the terms of each grant, options to purchase 52,500 shares vested at the date of grant and the remaining options vest ratably over a five year period.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

     The Board of Directors has adopted the Cowlitz Bancorporation Supplemental Executive Retirement Plan (the "SERP"), effective January 1, 1998. Participants in the SERP are designated by the Company's Board of Directors. Currently, only Messrs. Namatinia and Jarrett are participants in the SERP. The Company has obtained a life insurance policy on the life of each of Mr. Namatinia and Mr. Jarrett. Each policy has a $3,000,000 death benefit, payable to the Company. Upon retirement after the age of 62 and before the age of 70, the SERP provides that, at the option of the participant, the Company will transfer to the participant the life insurance policy on such participant's life or will pay the participant either a lump sum of $1,022,499 or annual payments of $130,830 for the ten year period following retirement, which payments may be funded from the cash value of the life insurance policies. Under the SERP, one-half of any death benefit payable to the Company will be paid to the estate of the participant. Each participant is also entitled to full payment of benefits under the SERP in the event his employment is terminated following a change of control of the Company as defined in the participant's employment agreement. All premiums on the life insurance are paid by the Company.

EMPLOYEE STOCK PURCHASE PLAN

     The Board of Directors has adopted the Cowlitz Bancorporation Employee Stock Purchase Plan (the "ESPP"). Commencing on July 10, 1996 and every three months thereafter, all eligible employees are granted options to purchase shares of the Company's Common Stock that, in the aggregate, have an exercise price that does not exceed 15% of the employee's compensation during each Exercise Period (a three month period that begins on the date the option is granted and ends on the ninth day of the succeeding calendar quarter) or $10,000 in each calendar year. The exercise price is determined by the Compensation Committee of the Company's Board of Directors, but may not be less than 85% of the fair market value of the Common Stock at the date of grant. Each option not exercised during the Exercise Period expires and may not be subsequently exercised. The maximum aggregate number of shares of Stock that may be issued under the ESPP is 175,000 shares, subject to increases and adjustment by the Board of Directors. At the date hereof, 33,565 shares of Common Stock have been purchased under the ESPP.

                              CERTAIN TRANSACTIONS

     At December 31, 1997, the Company had outstanding loans to officers, directors, their spouses, associates and related organizations in the principal amount of $1,856,000. All such loans were made in the ordinary course of business, have been made on substantially the same terms and conditions, including collateral required, as comparable transactions with unaffiliated parties and did not involve more than the normal risk of collectibility or present other unfavorable features. Directors and executive officers are charged the same rates of interest and loan fees as are charged to employees of the Company, which interest rates and fees are slightly lower than charged to non-employee borrowers. All such loans are presently in good standing and are being paid in accordance with their terms.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Common Stock of the Company and as adjusted to reflect the sale of shares offered hereby, with respect to (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each person who is a director or Named Executive Officer of the Company and
(iii) all directors and executive officers of the Company as a group. Each beneficial owner has the sole power to vote and to dispose of all shares of Common Stock owned by such beneficial owner.

                                          BENEFICIAL OWNERSHIP                         BENEFICIAL OWNERSHIP
                                         PRIOR TO THE OFFERING    SHARES TO BE SOLD     AFTER THE OFFERING
                                         ----------------------        IN THE         ----------------------
       NAME OF BENEFICIAL OWNER           SHARES     PERCENTAGE      OFFERING(2)       SHARES     PERCENTAGE
---------------------------------------  ---------   ----------   -----------------   ---------   ----------
Benjamin Namatinia(1)..................    719,652      27.0%              --           719,652      19.6%
Charles W. Jarrett(1)..................    264,127       9.9               --           264,127       7.2
Mark F. Andrews, Jr....................     37,065       1.4               --            37,065       1.0
Larry M. Larson........................    250,215       9.6               --           250,215       6.9
E. Chris Searing.......................     16,467         *               --            16,467         *
Donna P. Gardner.......................     44,268       1.7               --            44,268       1.2
James A. Wills.........................     99,631       3.8               --            99,631       2.8
All directors and executive officers as
  a group (7 persons)..................  1,431,425      52.5               --         1,431,425      38.4
Harry R. Calbom, Jr....................    122,500       4.7            8,500           114,000       3.1
Wallace C. Trotter.....................    126,105       4.8            8,500           117,605       3.2

---------------

 *  Less than 1%.

(1) Includes presently exercisable options to purchase 52,500 shares each of Common Stock. Does not include options to purchase 140,000 shares each of Common Stock which vest ratably over a five year period commencing December 31, 1998.

(2) The Selling Shareholders have granted the Underwriters a 30-day option to purchase these shares to cover over-allotments following the closing of the Offering.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 3,619,872 shares of Common Stock outstanding. The 1,000,000 shares sold in the Offering (1,150,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable on the public market without restriction or further registration under the Securities Act, except to the extent that such shares are held by an affiliate of the Company. Of the remaining 2,619,872 outstanding shares of Common Stock, 1,757,997 shares were issued and sold by the Company in private transactions, and public sale thereof will be restricted except to the extent such shares are registered under the Securities Act or sold in accordance with an exemption from such registration. The 1,757,997 restricted shares of Common Stock will be eligible for public sale pursuant to Rule 144 under the Securities Act commencing 90 days after the date of this Prospectus. The holders of 1,681,605 shares have entered into agreements (the "Lock-Up Agreements") with the Underwriters not to offer, sell or otherwise dispose of any equity securities of the Company for 180 days after the date of this Prospectus (the "lock-up period") without the prior written consent of Black & Company. Black & Company may, in its sole discretion, at any time without notice, release all or any part of the shares subject to the Lock-Up Agreements during the lock-up period.

     In general, Rule 144, as currently in effect, provides that any person who has beneficially owned shares for at least one year, including an "affiliate" (as defined in Rule 144), is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) the average weekly trading volume during the four calendar weeks preceding the sale or (ii) 1% of the shares of Common Stock then outstanding. Sales under Rule 144 are subject to certain manner of sale restrictions, notice requirements and availability of current public information concerning the Company. A person who is not an affiliate of the Company, and who has not been an affiliate within three months prior to the sale, generally may sell shares without regard to the limitations of Rule 144 provided that the person has held such shares for a period of at least two years.

     Any employee, director or officer of the Company holding shares purchased pursuant to a written compensatory plan or contract (including options) entered into prior to the Offering is entitled to rely on the resale provisions of Rule 701, which permit nonaffiliates to sell such shares without having to comply with the public information, holding period, volume limitations or notice requirements of Rule 144 and permit affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case commencing 90 days after the date of this Prospectus.

     Prior to the Offering, there has been no public market for the Common Stock and no prediction can be made of the effect, if any, that the sale or availability for sale of shares of Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market could adversely affect the market price of the Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the Company's capital stock and of certain provisions of the Articles and Bylaws are summaries and do not purport to be complete and are subject to and qualified in their entirety by reference to the Articles and Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. Reference is made to such exhibit for a detailed description of the provisions summarized below.

     The Company's authorized capital stock consists of 3,937,500 shares of Common Stock, no par value per share. The Company is seeking approval at its annual meeting of shareholders to be held in February 1998 to amend the Articles to, among other things, increase the number of authorized common shares to 25,000,000 and to create a class of 5,000,000 shares of preferred stock, no par value per share (the "Preferred Stock").

     On the date of this Prospectus, there were 2,619,872 shares of Common Stock outstanding. Upon the closing of the Offering, there will be 3,619,872 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares of Common Stock voting for the election of directors can elect all the directors if they choose to do so. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities. Holders of Common Stock have no preemptive rights and the Common Stock is neither redeemable nor convertible into any other securities. As of December 31, 1997, there were 289 record holders of the Common Stock.

PREFERRED STOCK

     Assuming the amendment to the Articles is adopted by the shareholders, the Company will be authorized to issue "blank check" Preferred Stock, which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the shareholders, will be authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions and applicable to each series of the Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, among other things, could adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's

Common Stock at a premium to the prevailing market price or otherwise adversely affect the market price of the Common Stock.

ANTITAKEOVER RESTRICTIONS

  STATUTORY PROVISIONS

     Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a change in control of the Company. Chapter 23B.19 of the WBCA prohibits the Company, with certain exceptions, from engaging in certain significant business transactions with an "acquiring person" (defined as a person who acquires 10% or more of the Company's voting securities without the prior approval of the Company's Board of Directors) for a period of five years after such acquisition. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or otherwise allowing the acquiring person to receive any disproportionate benefit as a shareholder. The Company may not exempt itself from coverage of this statute. These statutory provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

  ARTICLE PROVISIONS

     If the amendment to the Articles is approved by the Company's shareholders, the Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock with such rights and preferences as the Board of Directors may determine. The issuance of such shares may have the effect of delaying, deterring or preventing a change in control of the Company. See "-- Preferred Stock."

     The Articles do not provide for cumulative voting in the election of directors. The Articles provide that a director may only be removed "for cause" and only with the approval of holders of at least 75% of the Company's voting stock. The Articles prohibit shareholders from calling a special meeting of shareholders. A special meeting of shareholders may be called only by a majority of the Board of Directors, the Chairman of the Board or the President.

     These provisions in the Articles described above make it more difficult for shareholders, including those holding a majority of the outstanding shares to effect an immediate change in a majority of the members of the Board of Directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Article VII of the Articles limits the personal liability of directors to the Company or its shareholders for monetary damages for conduct as a director in circumstances involving (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any unlawful distribution to stockholders, or (iv) any transaction from which the director derived an improper personal benefit. Article X of the Articles provides that the Company shall to the full extent permitted by Washington law, indemnify and advance or reimburse the reasonable expenses incurred by any person made a party to a proceeding because that person is or was a director of the Company. In addition, permits the Company's Board of Directors to indemnify the Company's officers, employees and agents to the full extent permitted by Washington law.

     The Company plans to enter indemnification agreements with its directors. The Company has insurance on behalf of its executive officers and directors for certain liabilities arising out of their actions in such capacities.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is           .

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for which Black & Company, Inc. and Pacific Crest Securities Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names:

                                                                            NUMBER OF
        UNDERWRITER                                                          SHARES
        -----------                                                         ---------
        Black & Company, Inc..............................................
        Pacific Crest Securities Inc......................................
                                                                              ------
             Total........................................................
                                                                              ======

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock listed above are subject to the approval of certain legal matters by counsel and various other conditions. The Underwriting Agreement also provides that the Underwriters are committed to purchase all of the shares of Common Stock offered hereby, if any are purchased (except for any shares that may be purchased through exercise of the Underwriters' over-allotment option which may be exercised by the Underwriters in whole or in part).

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover of this Prospectus and to certain dealers at such price
less a concession not in excess of $          per share. After the Offering, the
public offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     Prior to this Offering, there has been only a limited public market for the Common Stock. Accordingly, the public offering price has been determined by negotiation between the Company and the Representatives. Among the factors considered in determining the public offering price were the recent bid prices quoted by market makers in the Common Stock, the Company present and historical results of operations, the Company's current financial condition, estimates of the business potential and prospects of the Company, economic conditions in the Company's market area, the experience of the Company's management, the economics of the industry in general, the general condition of the equity markets at the time of the Offering and other relevant factors. There can be no assurance that an active trading market will develop for the Common Stock, that purchasers in the Offering will be able to sell their shares at or above the Offering price, or as to the price at which the Common Stock may trade in the public market from time to time subsequent to the Offering.

     The Company and the Selling Shareholders have granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 133,000 and 17,000 additional shares of Common Stock, respectively, at the public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. To the extent the Underwriters exercise the option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase such number of additional shares of Common Stock as is proportionate to such Underwriter's initial commitment to purchase shares from the Company. The Underwriters may exercise such option solely to cover over-allotments, if any, incurred in connection with the sale of shares of Common Stock offered hereby.

     The Underwriting Agreement provides that the Company (and the Selling Shareholders to the extent the Underwriters exercise the overallotment option) has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments that the Underwriters may be required to make in respect thereof.

     All of the executive officers and directors of the Company and the Bank have agreed, that, for a period of 180 days after the day on which the Registration Statement becomes effective by order of the Commission, they will not, without the prior written consent of Black & Company, Inc. directly or indirectly, offer for sale, sell, contract to sell, or grant any option to sell (including, without limitation, any short sale), pledge, establish an open "put-equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, transfer, assign or otherwise dispose of any shares of the Common Stock or securities exchangeable for or convertible into shares of the Common Stock, or any option, warrant or other right to acquire such shares, or publicly announce the intention to do any of the foregoing.

     During and after the offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate share positions involve the sale of the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     Mr. Benjamin Namatinia, Chairman of the Board and Chief Executive Officer of the Company, is the sole shareholder of Robert Thomas Securities, which is a member of the selling group for this Offering.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales of Common Stock offered by this Prospectus to any accounts over which they exercise discretionary authority.

     The Company has applied for inclusion of the Common Stock in the Nasdaq National Market under the symbol "CWLZ."

     The foregoing is a brief summary of the provisions of the Underwriting Agreement and does not purport to be a complete statement of its terms and conditions. A copy of the form of Underwriting Agreement has been filed as an exhibit to the Registration Statement.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and 1995, and for each of the years in the three year period ended December 31, 1996, included in this Prospectus and in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                 LEGAL MATTERS

     The validity of the Company's Common Stock being offered hereby will be passed upon for the Company to Foster Pepper & Shefelman PLLC, Seattle, Washington. Certain legal matters will be passed upon for the Underwriters by Graham & Dunn PC, Seattle, Washington.

                             ADDITIONAL INFORMATION

     The Company has filed a registration statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") with the Commission under the Securities Act with respect to the Common Stock being offered hereby. This Prospectus is part of the Registration Statement. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. A copy of the Registration Statement may be examined without charge at the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Public Reference Section of the Commission upon payment of certain fees prescribed by the Commission. Copies of such materials may also be obtained from the website that the Commission maintains at http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in such instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by an independent public accounting firm.

                         INDEX TO FINANCIAL STATEMENTS

                             COWLITZ BANCORPORATION

                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants..............................................  F-2
Consolidated Balance Sheets...........................................................  F-3
Consolidated Statements of Income.....................................................  F-4
Consolidated Statements of Shareholders' Equity.......................................  F-5
Consolidated Statements of Cash Flows.................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Cowlitz Bancorporation:

     We have audited the accompanying consolidated balance sheets of Cowlitz Bancorporation (a Washington corporation) and Subsidiary as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cowlitz Bancorporation and Subsidiary as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Portland, Oregon,
  January 16, 1997,
  (except with respect to the matters discussed in Note 16, as to which the date is January 12, 1998).

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                           (IN THOUSANDS OF DOLLARS)

                                     ASSETS

                                                       SEPTEMBER 30,     DECEMBER 31,     DECEMBER 31,
                                                           1997              1996             1995
                                                       -------------     ------------     ------------
                                                         UNAUDITED
ASSETS:
  Cash and due from banks............................    $  24,810         $ 20,905         $ 14,702
  Trading assets.....................................           --               --            2,016
  Investment securities:
     Investments available-for-sale (at fair value,
       cost of $4,000, $2,001 and $0 at September 30,
       1997 and December 31, 1996 and 1995,
       respectively).................................        4,014            2,011               --
     Investments held-to-maturity (at amortized cost,
       fair value of $4,374, $3,388 and $3,301 at
       September 30, 1997 and December 31, 1996 and
       1995, respectively)...........................        4,364            3,380            3,263
                                                          --------         --------         --------
          Total investment securities................        8,378            5,391            3,263
  Loans..............................................      132,687          126,551          107,663
  Allowance for loan losses..........................       (1,984)          (1,894)          (1,763)
                                                          --------         --------         --------
          Loans, net.................................      130,703          124,657          105,900
  Premises & equipment, net of accumulated
     depreciation of $1,189, $1,073 and $1,209 at
     December 31, 1996, 1995 and September 30, 1997,
     respectively....................................        5,745            4,437            1,831
  Federal Home Loan Bank stock.......................        2,605            2,463            2,283
  Intangible asset, net of accumulated amortization
     of $29, $0, and $0 at September 30, 1997 and
     December 31, 1996 and 1995, respectively........        1,940               --               --
  Other assets.......................................        1,477            1,304            1,353
                                                          --------         --------         --------
          Total assets...............................    $ 175,658         $159,157         $131,348
                                                          ========         ========         ========

                                 LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
  Deposits:
     Demand..........................................    $  27,051         $ 16,821         $ 17,099
     Savings and interest-bearing demand.............       44,817           30,768           31,697
     Certificates of deposit.........................       67,217           75,708           57,575
                                                          --------         --------         --------
          Total deposits.............................      139,085          123,297          106,371
  Short-term borrowings..............................          475              550            2,625
  Other liabilities..................................          707              655              568
  Long-term borrowings...............................       22,096           22,842           12,393
                                                          --------         --------         --------
          Total liabilities..........................      162,363          147,344          121,957
                                                          --------         --------         --------
SHAREHOLDERS' EQUITY:
  Common stock, no par value; 3,937,500 authorized;
     2,602,215, 2,590,403 and 2,585,608 shares issued
     and outstanding at September 30, 1997 and
     December 31, 1996 and 1995, respectively........        3,247            3,195            3,176
  Additional paid-in-capital.........................        1,538            1,538            1,538
  Retained earnings..................................        8,496            7,073            4,677
  Net unrealized gains on investments available for
     sale............................................           14                7               --
                                                          --------         --------         --------
          Total shareholders' equity.................       13,295           11,813            9,391
                                                          --------         --------         --------
          Total liabilities and shareholders'
            equity...................................    $ 175,658         $159,157         $131,348
                                                          ========         ========         ========

        The accompanying notes are an integral part of these statements.

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
    (IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

                                             FOR THE NINE MONTHS
                                             ENDED SEPTEMBER 30,        YEARS ENDED DECEMBER 31,
                                            ---------------------   ---------------------------------
                                              1997        1996        1996        1995        1994
                                            ---------   ---------   ---------   ---------   ---------
                                            UNAUDITED   UNAUDITED
INTEREST INCOME:
  Interest and fees on loans..............  $  10,131   $   9,397   $  12,721   $   9,954   $   6,862
  Interest on taxable investment
     securities...........................        484         332         386         269         322
  Interest on non-taxable investment
     securities...........................         --           2           2           3          --
  Trading account interest................         --          35          34         129         168
  Interest from other banks...............        520         330         490         289         140
                                            ---------   ---------   ---------   ---------   ---------
          Total interest income...........     11,135      10,096      13,633      10,644       7,492
                                            ---------   ---------   ---------   ---------   ---------
INTEREST EXPENSE:
  Savings and interest-bearing demand.....        867         814       1,031       1,061       1,253
  Certificates of deposits................      3,288       2,874       3,960       2,657       1,073
  Short-term borrowings...................         33         100         110         177         144
  Long-term borrowings....................      1,045         758       1,073         653         371
                                            ---------   ---------   ---------   ---------   ---------
          Total interest expense..........      5,233       4,546       6,174       4,548       2,841
                                            ---------   ---------   ---------   ---------   ---------
          Net interest income before
            provision for loan losses.....      5,902       5,550       7,459       6,096       4,651
PROVISION FOR LOAN LOSSES.................       (300)       (175)       (281)       (694)       (533)
                                            ---------   ---------   ---------   ---------   ---------
          Net interest income after
            provision for loan losses.....      5,602       5,375       7,178       5,402       4,118
                                            ---------   ---------   ---------   ---------   ---------
NON-INTEREST INCOME:
  Service charges on deposit accounts.....        397         286         387         367         343
  Other income............................        137         149         218         252         155
  Net gains (losses) on sales of
     securities...........................         --        (309)       (309)        258        (211)
                                            ---------   ---------   ---------   ---------   ---------
          Total non-interest income.......        534   126......         296         877         287
                                            ---------   ---------   ---------   ---------   ---------
NON-INTEREST EXPENSE:
  Salaries and employee benefits..........      2,060       1,612       2,137       1,709       1,166
  Net occupancy and equipment expense.....        521         272         393         310         322
  Other operating expense.................      1,258         863       1,152       1,074         875
                                            ---------   ---------   ---------   ---------   ---------
          Total non-interest expense......      3,839       2,747       3,682       3,093       2,363
                                            ---------   ---------   ---------   ---------   ---------
          Income before income tax
            expense.......................      2,297       2,754       3,792       3,186       2,042
INCOME TAX EXPENSE........................        781         937       1,295       1,088         697
                                            ---------   ---------   ---------   ---------   ---------
          Net income......................  $   1,516   $   1,817   $   2,497   $   2,098   $   1,345
                                            =========   =========   =========   =========   =========
NET INCOME PER SHARE OF COMMON STOCK......  $    0.54   $    0.65   $    0.90   $    0.77   $    0.70
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING.............................  2,802,369   2,787,274   2,788,365   2,714,074   1,925,399

        The accompanying notes are an integral part of these statements.

                     COWLITZ BANCORPORATION AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED) AND
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
    (IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

                                                                                             UNREALIZED
                                                                                               GAINS
                                                                                              (LOSSES)
                                             COMMON STOCK        ADDITIONAL                ON INVESTMENTS        TOTAL
                                          -------------------     PAID-IN-     RETAINED      AVAILABLE-      SHAREHOLDERS'
                                           SHARES      AMOUNT     CAPITAL      EARNINGS       FOR-SALE          EQUITY
                                          ---------    ------    ----------    --------    --------------    -------------
BALANCE AT DECEMBER 31, 1993...........   1,723,733    $ 985      $  1,538      $1,363          $ --            $ 3,886
  Net income...........................          --       --            --       1,345            --              1,345
  Cash dividends paid ($.03 per
    share).............................          --       --            --         (49)           --                (49)
                                                                                                  --
                                          ---------    ------       ------      ------                          -------
BALANCE AT DECEMBER 31, 1994...........   1,723,733      985         1,538       2,659            --              5,182
  Issuance of common stock for cash....     861,875    2,191            --          --            --              2,191
  Net income...........................          --       --            --       2,098            --              2,098
  Cash dividends paid ($.03 per
    share).............................          --       --            --         (80)           --                (80)
                                                                                                  --
                                          ---------    ------       ------      ------                          -------
BALANCE AT DECEMBER 31, 1995...........   2,585,608    3,176         1,538       4,677            --              9,391
  Issuance of common stock for cash....       4,795       19            --          --            --                 19
  Net income...........................          --       --            --       2,497            --              2,497
  Cash dividends paid ($.04 per
    share).............................          --       --            --        (101)           --               (101)
  Net changes in unrealized
    gains/(losses) on investments
    available-for-sale, net of deferred
    taxes of $3........................          --       --            --          --             7                  7
                                                                                                  --
                                          ---------    ------       ------      ------                          -------
BALANCE AT DECEMBER 31, 1996...........   2,590,403    3,195         1,538       7,073             7             11,813
Issuance of common stock for cash
  (unaudited)..........................      11,812       52            --          --            --                 52
Net income (unaudited).................          --       --            --       1,516            --              1,516
Cash dividends paid ($.04 per share)
  (unaudited)..........................          --       --            --         (93)           --                (93)
Net changes in unrealized
  gains/(losses) on investments
  available-for-sale, net of deferred
  taxes of $3 (unaudited)..............          --       --            --          --             7                  7
                                                                                                  --
                                          ---------    ------       ------      ------                          -------
BALANCE AT SEPTEMBER 30, 1997
  (unaudited)..........................   2,602,215    $3,247     $  1,538      $8,496          $ 14            $13,295
                                          =========    ======       ======      ======            ==            =======

        The accompanying notes are an integral part of these statements.

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                  FOR THE NINE MONTHS
                                                  ENDED SEPTEMBER 30,          FOR THE YEARS ENDED DECEMBER 31,
                                              ---------------------------     ----------------------------------
                                                 1997            1996           1996         1995         1994
                                              -----------     -----------     --------     --------     --------
                                              (UNAUDITED)     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................   $   1,516       $   1,817      $  2,497     $  2,098     $  1,345
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization..........         316             129           191          152          180
     Provision for loan losses..............         300             175           281          694          533
     Net losses (gains) on sales of
       securities...........................          --             309           309         (258)         211
     Net amortization of investment security
       premiums and accretion of
       discounts............................          (2)             (2)           (3)          (4)         (87)
     Decrease (increase) in other assets....      (2,112)           (866)           49         (446)        (327)
     Increase (decrease) in other
       liabilities..........................          52             111            87          266          (75)
     Federal Home Loan Bank stock
       dividends............................        (142)           (131)         (180)        (138)        (182)
     Purchases of trading securities........          --         (64,500)      (64,500)     (40,305)      (5,863)
     Sales of trading securities............          --          66,204        66,204       41,328        6,857
                                                --------        --------      --------
          Net cash provided by (used for)
            operating activities............         (72)          3,246         4,935        3,387        2,592
                                                --------        --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturities of investment
     securities:
     Held-to-maturity.......................       3,487           2,567         2,860        1,970       10,262
  Purchases of investment securities:
     Available-for-sale.....................      (1,994)         (2,006)       (2,006)          --           --
     Held-to-maturity.......................      (4,461)         (2,672)       (2,969)      (1,663)      (7,016)
  Net increase in loans.....................      (6,346)        (16,258)      (19,038)     (31,030)     (20,210)
  Purchases of premises and equipment.......      (1,635)           (804)       (2,797)        (291)         (71)
                                                --------        --------      --------
          Net cash used in investing
            activities......................     (10,949)        (19,173)      (23,950)     (31,014)     (17,035)
                                                --------        --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in demand, savings
     and interest-bearing demand deposits...      24,279            (838)       (1,207)         114       (3,422)
  Net increase (decrease) in certificates of
     deposit................................      (8,491)         10,509        18,133       25,174       20,165
  Dividends paid............................         (93)            (75)         (101)         (80)         (49)
  Net increase (decrease) in short-term
     borrowings.............................         (75)         (1,425)       (2,075)       1,275       (3,175)
  Net proceeds (repayment) of long-term
     borrowings.............................        (746)          6,895        10,449        5,582        3,556
  Issuance of common stock for cash.........          52              --            19        2,191           --
                                                --------        --------      --------
          Net cash provided by financing
            activities......................      14,926          15,066        25,218       34,256       17,075
                                                --------        --------      --------
          Net increase (decrease) in cash
            and due from banks..............       3,905            (861)        6,203        6,629        2,632
CASH AND DUE FROM BANKS AT BEGINNING OF
  PERIOD....................................      20,905          14,702        14,702        8,073        5,441
                                                --------        --------      --------
CASH AND DUE FROM BANKS AT END OF PERIOD....   $  24,810       $  13,841      $ 20,905     $ 14,702     $  8,073
                                                ========        ========      ========
CASH PAID FOR INTEREST......................   $   5,253       $   4,444      $  6,143     $  4,533     $  2,644
                                                ========        ========      ========
CASH PAID FOR INCOME TAXES..................   $     755       $     917      $  1,245     $  1,138     $    969
                                                ========        ========      ========

 The accompanying notes are an integral part of these consolidated statements.

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995
(AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Nature of Operations

     Cowlitz Bancorporation (the Company) is a single bank holding company located in southwest Washington. The Company's wholly owned subsidiary, Cowlitz Bank (the Bank), a Washington state chartered commercial bank, is the only locally owned community bank in Cowlitz County and offers commercial banking services primarily to small and medium-sized businesses, professionals and retail customers.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiary, the Bank. All significant intercompany transactions and balances have been eliminated.

  Investment Securities

     Investment securities are classified as either trading, available for sale or held to maturity. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Securities not classified as either held-to-maturity or trading are classified as available-for-sale. Trading securities are carried at fair value. Net unrealized gains and losses on trading securities are included in the consolidated statements of income. Trading securities consisted of certain obligations of the U.S. Treasury. Available for sale securities are carried at fair value with unrealized gains and losses, net of any tax effect, added to or deducted from shareholders' equity. Held to maturity securities are carried at amortized cost.

  Loans

     Interest income on simple interest loans is accrued daily on the principal balance outstanding. Generally, no interest is accrued on loans when factors indicate that collection of interest is doubtful or when principal or interest payments become 90 days past due, unless collection of principle and interest are anticipated within a reasonable period of time and the loans are well secured. For such loans, previously accrued but uncollected interest is charged against current earnings, and income is only recognized to the extent payments are subsequently received. Loan fees are offset against operating expense to the extent these fees cover the direct expense of originating loans. Fees in excess of origination costs are deferred and amortized to income over the related loan period.

  Stock-Based Compensation

     SFAS No. 123, "Accounting for Stock-Based Compensation", requires disclosures about stock-based compensation arrangements regardless of the method used to account for them. The Company has opted to continue to apply the accounting provisions of Opinion No. 25, and therefore will disclose the difference between compensation cost included in net income and the related cost measured by the fair value based method defined by SFAS No. 123, including tax effects, that would have been recognized in the income statement if the fair value method had been used.

  Allowance for Loan Losses

     The allowance for loan losses is based on management's estimates. Management determines the adequacy of the allowance based upon reviews of individual loans, recent loss experience, current economic

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                           DECEMBER 31, 1996 AND 1995
(AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

conditions, the risk characteristics of the various categories of loans and other pertinent factors. Actual losses may vary from the current estimates. These estimates are reviewed periodically and adjusted as deemed necessary. Loans deemed uncollectable are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

     A loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows, discounted appropriately. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

  Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed on the straight-line method over the estimated useful lives for the majority of the assets, which range from 3 to
39.5 years.

     Improvements are capitalized and depreciated over the lesser of their estimated useful lives or the life of the lease. When property is replaced or otherwise disposed of, the cost of such assets and the related accumulated depreciation are removed from their respective accounts.

  Other Borrowings

     Federal funds purchased and securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other short-term borrowed funds mature within one year from the transaction date, other long-term borrowed funds extend beyond one year.

  Income Taxes

     Income taxes are accounted for using the asset and liability method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates which will be in effect when the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are expected to be reported in the Company's income tax returns. The deferred tax provision for the year is equal to the net change in the deferred tax asset or liability from the beginning to the end of the year, less amounts applicable to the change in value related to investments available-for-sale. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  Earnings Per Share

     Earnings per share computations are computed using the weighted average number of common and dilutive common equivalent shares (stock options) assumed to be outstanding during the period, using the treasury stock method. The Company's stock options which were granted during the twelve month period prior to its initial public offering have been considered outstanding for all periods presented.

  Supplemental Cash Flow Information

     For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts in the balance sheet caption "Cash and due from banks" and include cash on hand, amounts due from banks and federal funds sold. Federal funds sold generally mature the day following purchase.

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                           DECEMBER 31, 1996 AND 1995
(AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Off-Balance-Sheet Financial Instruments

     In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

  Recently Issued Accounting Standards

     In February 1997, the FASB issued SFAS No. 128 "Earnings Per Share" which the Company is required to adopt for both interim and annual periods ending after December 15, 1997. This statement specifies the computation, presentation, and disclosure requirements of earnings per share. Management has determined the effect of the adoption of this statement on the consolidated earnings per share calculation for the Company will not be material.

     In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" which the Company is required to adopt for years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. When adopted, the unrealized gain or loss on available-for-sale securities will be recognized as a component of comprehensive income.

  Prior Year Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year presentation.

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                           DECEMBER 31, 1996 AND 1995
(AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

2. INVESTMENT SECURITIES:

     The amortized cost and estimated fair values of investment securities at December 31 are shown below:

                                                                  AVAILABLE-FOR-SALE
                                                   -------------------------------------------------
                                                                   GROSS        GROSS      ESTIMATED
                                                   AMORTIZED     UNREALIZED   UNREALIZED     FAIR
                  DECEMBER 31, 1996                  COST          GAINS        LOSSES       VALUE
    ---------------------------------------------  ---------     ----------   ----------   ---------
    U.S. government and agency securities........   $ 2,001         $ 10         $ --       $ 2,011
                                                                                   --
                                                     ------          ---                     ------
              Total..............................   $ 2,001         $ 10         $ --       $ 2,011
                                                     ======          ===           ==        ======

                                                                   HELD-TO-MATURITY
                                                   -------------------------------------------------
                                                                   GROSS        GROSS      ESTIMATED
                                                   AMORTIZED     UNREALIZED   UNREALIZED     FAIR
                                                     COST          GAINS        LOSSES       VALUE
                                                   ---------     ----------   ----------   ---------
    U.S. government and agency securities........   $ 1,998         $  8         $ --       $ 2,006
    Certificates of deposit......................     1,382           --           --         1,382
                                                                      --           --
                                                     ------                                  ------
              Total..............................   $ 3,380         $  8         $ --       $ 3,388
                                                     ======           ==           ==        ======

                                                                   HELD-TO-MATURITY
                                                   -------------------------------------------------
                                                                   GROSS        GROSS      ESTIMATED
                                                   AMORTIZED     UNREALIZED   UNREALIZED     FAIR
                  DECEMBER 31, 1995                  COST          GAINS        LOSSES       VALUE
    ---------------------------------------------  ---------     ----------   ----------   ---------
    U.S. government and agency securities........   $ 1,996         $ 38         $ --       $ 2,034
    Municipal Bond...............................        80           --           --            80
    Certificates of deposit......................     1,187           --           --         1,187
                                                                                   --
                                                     ------          ---                     ------
              Total..............................   $ 3,263         $ 38         $ --       $ 3,301
                                                     ======          ===           ==        ======

     Gross gains of $379, $397, and $51 and gross losses of $688, $139, $262 were realized on sales of investment securities in 1996, 1995, and 1994 respectively.

  Maturities of Investments:

     The carrying amount and estimated fair value of debt securities by contractual maturity at December 31, 1996, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

                                                     AVAILABLE-FOR-SALE         HELD-TO-MATURITY
                                                  ------------------------   -----------------------
                                                  AMORTIZED     ESTIMATED    AMORTIZED    ESTIMATED
                                                    COST        FAIR VALUE      COST      FAIR VALUE
                                                  ---------     ----------   ----------   ----------
    Due in one year or less.....................   $    --        $   --       $2,380       $2,388
    Due after one year through five years.......     2,001         2,011        1,000        1,000
                                                    ------        ------       ------       ------
              Total.............................   $ 2,001        $2,011       $3,380       $3,388
                                                    ======        ======       ======       ======

     At December 31, 1996 and 1995, a security with a par value of $1 million was pledged to secure the treasury, tax and loan account with the Federal Reserve.

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                           DECEMBER 31, 1996 AND 1995
(AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

3.  LOANS AND ALLOWANCE FOR LOAN LOSSES:

     The loan portfolio as of December 31 consists of the following:

                                                               1996         1995
                                                             --------     --------
            Commercial loans.............................    $ 86,161     $ 72,527
            Real estate -- construction..................       3,584        2,998
            Real estate -- mortgage......................      28,766       24,061
            Real estate -- commercial....................       2,721        2,272
            Installment and other consumer...............       6,016        6,241
            Contracts purchased..........................         116          325
                                                             --------     --------
                                                              127,364      108,424
            Less:
              Deferred loan fees.........................        (813)        (761)
              Allowance for loan losses..................      (1,894)      (1,763)
                                                             --------     --------
                 Total loans, net........................    $124,657     $105,900
                                                             ========     ========

     An analysis of the change in the allowance for loan losses for the years ended December 31 is as follows:

                                                               1996     1995     1994
                                                              ------   ------   -------
        Balance, beginning of period......................    $1,763   $1,152   $   751
          Provision for loan loss.........................       281      694       533
          Loans charged to the allowance..................      (158)    (114)     (174)
          Recoveries credited to the allowance............         8       31        42
                                                              ------   ------    ------
        Balance, end of period............................    $1,894   $1,763   $ 1,152
                                                              ======   ======    ======

     Loans on which the accrual of interest has been discontinued amounted to approximately $407, $237 and $179 at December 31, 1996, 1995 and 1994,
respectively. Interest income foregone on non-accrual loans was approximately $41, $1 and $3 in 1996, 1995 and 1994, respectively.

4.  PREMISES AND EQUIPMENT:

     Premises and equipment consist of the following at December 31:

                                                                1996        1995
                                                               -------     -------
            Land...........................................    $   583     $   519
            Buildings and improvements.....................      3,445       1,345
            Furniture and equipment........................      1,417       1,040
            Construction in process........................        181          --
                                                                ------      ------
                                                                 5,626       2,904
            Accumulated depreciation.......................     (1,189)     (1,073)
                                                                ------      ------
                      Total................................    $ 4,437     $ 1,831
                                                                ======      ======

     Depreciation included in net occupancy and equipment expense amounted to $191, $152, and $180 for the years ended December 31, 1996, 1995, and 1994 respectively.

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                           DECEMBER 31, 1996 AND 1995
(AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

5.  BORROWINGS:

     Short-term borrowings consist of Federal Funds Purchased of $550 and $2,625 at December 31, 1996 and 1995, respectively.

     Long-term borrowings consist of the following at December 31:

                                                                        1996        1995
                                                                       -------     -------
    Notes payable to Federal Home Loan Bank, interest from 4.48 percent to 8.62 percent at December 31, 1996, payable in
      monthly installments plus interest, due 1998 to 2009, secured
      by certain investment securities and mortgage loans..........    $21,297     $10,699
    Note payable to a bank, due January 1999, interest at prime plus 1 percent, interest not to fall below 8.5 percent or to exceed 14 percent (9.25 percent at December 31, 1996),
      principal payable in annual installments from $146 to $173, interest payable in quarterly installments, secured by bank
      stock........................................................        478         625
    Subordinated promissory notes, due February 2000, interest at
      8.5 percent, interest payable semiannually on June 30 and
      December 31..................................................      1,000       1,000
    Contract payable to private party, interest at 9.0 percent, payable in monthly installments plus interest through October
      2010.........................................................         67          69
                                                                       -------     -------
                                                                       $22,842     $12,393
                                                                       =======     =======

     The aggregate maturities of notes payable subsequent to December 31, 1996, are as follows:

                  1997.............................................  $   942
                  1998.............................................    3,956
                  1999.............................................      663
                  2000.............................................    6,933
                  2001.............................................    9,284
                  Thereafter.......................................    1,064
                                                                     -------
                                                                     $22,842
                                                                     =======

     Provisions of the note payable to a bank require maintenance of certain operating ratios such as Tier 2 risk-based capital of not less than 2 percent above the minimum set by the banking regulators and allowance for loan losses of at least 1.1 percent of total loans. The note agreement also places limitations on the Company's indebtedness and capital expenditures. The Company was in compliance with these covenants as of December 31, 1996.

     The Company in whole or in part under certain circumstances may prepay the subordinated promissory notes at any time after December 15, 1997.

6.  INCOME TAXES:

     The components of the provision for income taxes for the years ended December 31 were as follows:

                                                                1996     1995     1994
                                                               ------   ------   ------
          Current............................................  $1,274   $1,158   $  807
          Deferred...........................................      21      (70)    (110)
                                                               ------   ------    -----
                    Total provision for income taxes.........  $1,295   $1,088   $  697
                                                               ======   ======    =====

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                           DECEMBER 31, 1996 AND 1995
(AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

     The federal income tax statutory rate and financial tax rate of the provision do not vary substantially.

     The tax effect of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 were as follows:

                                                                        1996     1995
                                                                        ----     ----
        Deferred tax assets:
          Allowance for loan losses...................................  $607     $550
          Loan origination fees.......................................    56       94
          Other.......................................................     2        4
                                                                        ----     ----
                                                                         665      648
                                                                        ----     ----
        Deferred tax liabilities:
          Cash basis adjustments......................................   (58)     (87)
          Unrealized gains on trading securities......................     0       (4)
          Accumulated depreciation....................................   (53)     (45)
          Federal Home Loan Bank stock dividends......................  (330)    (269)
          Unrealized gains on available-for-sale securities...........    (3)      --
          Other.......................................................    (2)      --
                                                                        ----     ----
                                                                        (446)    (405)
                                                                        ----     ----
                  Net deferred tax asset..............................  $219     $243
                                                                        ====     ====

7. CERTIFICATES OF DEPOSIT:

     Included in certificates of deposit are certificates in denominations of $100 or greater totaling $26,003 and $18,595 at December 31, 1996 and 1995, respectively. Interest expense relating to certificates of deposits in denominations of $100 or greater was $1,360, $719, and $270 for the years ended December 31, 1996, 1995, and 1994, respectively.

8. SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL:

     Dividends are paid by the Company from its retained earnings, which are principally provided through dividends and income from its subsidiary. However, state agencies restrict the amount of funds the Company's subsidiary may transfer to the Company in the form of cash dividends, loans or advances. Transfers are limited by the subsidiary's retained earnings, which were $5,975 at December 31, 1996.

     The Company and the Bank are subject to various regulatory capital requirements as established by the applicable federal or state banking regulatory authorities. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items. The quantitative measures for capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk weighted assets and of Tier 1 capital to average assets (leverage). The Company's and Bank's capital components, classification, risk weightings and other factors are also subject to qualitative judgments by regulators. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Management believes that as of December 31, 1996, the Company and the Bank meet all minimum capital adequacy requirements to which they are subject. The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under the regulatory

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                           DECEMBER 31, 1996 AND 1995
(AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

framework for prompt corrective action. Management believes that no events or changes in conditions have occurred subsequent to such notification to change the Bank's category.

     The following table presents selected capital information for the Company (consolidated) and the Bank as of December 31, 1996 and 1995:

                                                                                  TO BE WELL
                                                            FOR CAPITAL        CAPITALIZED UNDER
                                                              ADEQUACY         PROMPT CORRECTIVE
                                         ACTUAL               PURPOSES         ACTION PROVISIONS
                                    -----------------     ----------------     -----------------
                                    AMOUNT      RATIO     AMOUNT     RATIO     AMOUNT      RATIO
                                    -------     -----     ------     -----     -------     -----
    As of December 31, 1996:
      Total risk-based capital:
         Consolidated...........    $13,872     11.88%    $9,345     8.00%     $11,682     10.00%
         Bank...................     13,693     11.72      9,345     8.00       11,681     10.00
      Tier 1 risk-based capital:
         Consolidated...........     11,806     10.11      4,673     4.00        7,009      6.00
         Bank...................     12,228     10.47      4,672     4.00        7,008      6.00
      Tier 1 (leverage) capital:
         Consolidated...........     11,806      7.75      6,097     4.00        7,621      5.00
         Bank...................     12,228      8.05      6,075     4.00        7,593      5.00
    As of December 31, 1995:
      Total risk-based capital:
         Consolidated...........    $11,395     11.96%    $7,625     8.00%     $ 9,531     10.00%
         Bank...................     10,660     11.18      7,631     8.00        9,538     10.00
      Tier 1 risk-based capital:
         Consolidated...........      9,397      9.86      3,812     4.00        5,719      6.00
         Bank...................      9,461      9.92      3,815     4.00        5,723      6.00
      Tier 1 (leverage) capital:
         Consolidated...........      9,397      7.48      5,025     4.00        6,281      5.00
         Bank...................      9,461      7.57      5,001     4.00        6,251      5.00

9. CONTINGENT LIABILITIES AND COMMITMENTS WITH OFF-BALANCE-SHEET RISK:

     The Company's consolidated financial statements do not reflect various commitments and contingent liabilities of the Bank that arise in the normal course of business and that involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit, credit card arrangements and standby letters of credit. A summary of the Bank's undisbursed commitments and contingent liabilities at December 31, 1996, is as follows:

                Commitments to extend credit.......................  $16,497
                Credit card commitments............................    2,694
                Standby letters of credit..........................      561
                                                                     -------
                          Total....................................  $19,752
                                                                     =======

     Commitments to extend credit, credit card arrangements and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the consolidated balance sheets. Because these instruments have fixed maturity dates and

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                           DECEMBER 31, 1996 AND 1995
(AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank.

     Most of the Bank's lending activity is with customers located in Cowlitz County, Washington. An economic downturn in Cowlitz County would likely have a negative impact on the Bank's results of operations, depending on the severity of the downturn. The Bank maintains a diversified portfolio and does not have significant on- or off-balance-sheet concentrations of credit risk in any one industry.

10. BALANCES WITH THE FEDERAL RESERVE BANK:

     The Bank is required to maintain reserves in cash or with the Federal Reserve Bank equal to a percentage of its reservable deposits. Required reserves were approximately $580, $581, and $683 at December 31, 1996, 1995, and 1994, respectively.

11. RELATED-PARTY TRANSACTIONS:

     As of December 31, 1996 and 1995, the Bank had loan commitments of $2,001 and $1,833 to persons serving as directors and executive officers and their spouses, associates and related organizations, with amounts outstanding totaling $1,318 and $1,393, respectively. During 1996 and 1995, new loans to such related parties amounted to $656 and $1,445 and repayments amounted to $731 and $725, respectively. All such loans were made in the ordinary course of business and have been made on substantially the same terms and conditions, including collateral required, as comparable transactions with unaffiliated parties. Directors and executive officers are charged the same rates of interest and loan fees as are charged to employees of the Company, which interest rates and fees are slightly lower than charged to non-employee borrowers.

     The Chairman of the Company owns a securities brokerage franchise of Robert Thomas Securities which leases space from the Company.

12. EMPLOYEE BENEFIT PLANS:

     The Bank has a contributory retirement savings plan covering substantially all full-time and part-time employees. The amount of the Bank's annual contribution is at the discretion of the Board of Directors. The Bank contributed $97 and $90 to the plan for the years ended December 31, 1996 and 1995, respectively.

     The Company adopted an employee stock purchase plan during 1996. The Company may sell up to 175,000 shares of common stock to its eligible employees under the plan. During 1996, the Company sold 4,795 shares of stock under the plan. The Company sells shares at fair market value on the date the employee is granted the right to purchase the stock, as determined by the Board of Directors. These grants are made to qualified employees each quarter and expire after 90 days.

     Proforma net income and earnings per share as if compensation cost for this plan had been determined consistent with SFAS No. 123, would not differ from reported amounts in the statements of income.

13. FAIR VALUES OF FINANCIAL INSTRUMENTS:

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments. A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that conveys or imposes the contractual right or obligation to either receive or deliver cash or another financial instrument. Examples of financial instruments included in the Company's balance sheet are cash, federal funds sold or purchased, debt and equity securities, loans, demand, savings and other

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                           DECEMBER 31, 1996 AND 1995
(AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

interest-bearing deposits, notes and debentures. Examples of financial instruments, which are not included in the Company's balance sheet, are commitments to extend credit and standby letters of credit.

     Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price if one exists.

     The statement requires the fair value of deposit liabilities with no stated maturity, such as demand deposits, NOW and money market accounts, to equal the carrying value of these financial instruments and does not allow for the recognition of the inherent value of core deposit relationships when determining fair value. While the statement does not require disclosure of the fair value of nonfinancial instruments, such as the Company's premises and equipment, its banking and trust franchises and its core deposit relationships, the Company believes these nonfinancial instruments have significant fair value.

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     - CASH AND DUE FROM BANKS -- For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

     - INVESTMENT SECURITIES -- For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

     - LOANS -- For certain variable rate loans, fair value is estimated at carrying value, as these loans reprice to market frequently. The fair value of other types of loans is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

     - DEPOSIT LIABILITIES -- The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity Certificates of Deposit is estimated by discounting the future cash flows, using the rates currently offered for deposits of similar remaining maturities.

     - SHORT-TERM BORROWINGS -- The carrying amounts of borrowings under repurchase agreements and short-term borrowings approximate their fair values.

     - LONG-TERM BORROWINGS -- Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

     - COMMITMENTS TO EXTEND CREDIT, CREDIT CARD COMMITMENTS AND STANDBY LETTERS OF CREDIT -- The fair values of commitments to extend credit, credit card commitments and standby letters of credit were not material as of December 31, 1996 and 1995.

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                           DECEMBER 31, 1996 AND 1995
(AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

     The estimated fair values of the Bank's financial instruments at December 31 were as follows:

                                                      1996                      1995
                                              ---------------------     ---------------------
                                              CARRYING       FAIR       CARRYING       FAIR
                                               AMOUNT       VALUE        AMOUNT       VALUE
                                              --------     --------     --------     --------
    Financial assets:
      Cash and due from banks...............  $ 20,905     $ 20,905     $ 14,702     $ 14,702
      Trading assets........................        --           --        2,016        2,016
      Investment securities.................     5,391        5,399        3,263        3,301
      Loans, net of allowance for loan
         losses.............................   124,657      124,202      105,900      107,225
      Federal Home Loan Bank stock..........     2,463        2,463        2,283        2,283
    Financial liabilities:
      Demand................................    16,821       16,821       17,099       17,099
      Savings and interest-bearing demand...    30,768       30,768       31,697       31,697
      Certificates of deposit...............    75,708       76,032       57,575       57,751
      Short-term borrowings.................       550          550        2,625        2,625
      Long-term borrowings..................    22,842       22,544       12,393       12,361

14. PARENT COMPANY ONLY FINANCIAL DATA:

     The following sets forth the condensed financial information of Cowlitz Bancorporation on a stand-alone basis:

                             STATEMENT OF CONDITION
                                (UNCONSOLIDATED)

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1996        1995
                                                                   -------     -------
        ASSETS:
          Cash and due from depository institutions..............  $ 1,061     $ 1,525
          Investment in bank subsidiary..........................   12,234       9,461
          Other assets...........................................        7          46
                                                                   -------     -------
                  Total assets...................................  $13,302     $11,032
                                                                   =======     =======
        LIABILITIES AND SHAREHOLDERS' EQUITY:
          Long-term borrowings...................................  $ 1,478     $ 1,625
          Other liabilities......................................       11          16
                                                                   -------     -------
                  Total Liabilities..............................    1,489       1,641
        Shareholders' Equity.....................................   11,813       9,391
                                                                   -------     -------
                  Total liabilities and shareholders' equity.....  $13,302     $11,032
                                                                   =======     =======

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                           DECEMBER 31, 1996 AND 1995
(AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

                              STATEMENT OF INCOME
                                (UNCONSOLIDATED)

                                                             YEAR ENDED DECEMBER 31,
                                                           ----------------------------
                                                            1996       1995       1994
                                                           ------     ------     ------
        Income:
          Dividends from subsidiary......................  $   56     $  238     $  299
                                                           ------     ------     ------
                  Total income...........................      56        238        299
        Expenses:
          Interest expense...............................     130        148        151
          Other expense..................................     334        245        115
                                                           ------     ------     ------
                  Total Expense..........................     464        393        266
        Income (loss) before income taxes and equity in
          undistributed earnings of bank.................    (408)      (155)        33
        Income tax benefit...............................     138        108         90
                                                           ------     ------     ------
          Net income (loss) before equity in
             undistributed earnings of bank..............    (270)       (47)       123
        Equity in undistributed earnings of the bank.....   2,767      2,145      1,222
                                                           ------     ------     ------
                  Net Income.............................  $2,497     $2,098     $1,345
                                                           ======     ======     ======

                            STATEMENT OF CASH FLOWS
                                (UNCONSOLIDATED)

                                                             YEAR ENDED DECEMBER 31,
                                                           ----------------------------
                                                            1996       1995       1994
                                                           ------     ------     ------
        CASH FLOWS FROM OPERATING ACTIVITIES:
          Net income.....................................  $2,497     $2,098     $1,345
          Adjustments to reconcile net income to net cash
             provided by operating activities:
             Undistributed earnings of the bank..........  (2,767)    (2,145)    (1,222)
             Decrease in other assets....................      39         29         24
             Increase (decrease) in other liabilities....      (5)        13         53
                                                           ------     ------     ------
             Net cash provided (used) by operating
               activities................................    (236)        (5)       200
        CASH FLOWS FROM INVESTING ACTIVITIES:
          Capital contributions to bank..................      --       (500)        --
                                                           ------     ------     ------
             Net cash (used for) investing activities....      --       (500)        --
        CASH FLOWS FROM FINANCING ACTIVITIES:
          Net payments on long-term borrowings...........    (146)      (134)      (126)
          Proceeds from issuance of common stock.........      19      2,191         --
          Dividends paid.................................    (101)       (80)       (49)
                                                           ------     ------     ------
             Net cash provided by (used for) financing
               activities................................    (228)     1,977       (175)
        Net (decrease) increase in cash and due from
          depository institutions........................    (464)     1,472         25
        Cash and due from depository institutions at
          beginning of year..............................   1,525         53         28
                                                           ------     ------     ------
        Cash and due from depository institutions at end
          of year........................................  $1,061     $1,525     $   53
                                                           ======     ======     ======

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                           DECEMBER 31, 1996 AND 1995
(AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                        1996                      MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
    --------------------------------------------  ---------   --------   -------------   ------------
    Interest income.............................   $ 3,219     $3,342       $ 3,491         $3,581
    Interest expense............................     1,425      1,465         1,613          1,671
                                                    ------     ------        ------         ------
    Net interest income.........................     1,794      1,877         1,878          1,910
    Provision for loan losses...................       (16)       (77)          (82)          (106)
    Noninterest income..........................      (138)       133           141            160
    Noninterest expense.........................       907        917           931            927
                                                    ------     ------        ------         ------
    Income before income taxes..................       733      1,016         1,006          1,037
    Provision for income taxes..................       249        346           342            358
                                                    ------     ------        ------         ------
    Net income..................................   $   484     $  670       $   664         $  679
                                                    ======     ======        ======         ======

    Earnings per common share...................   $  0.17     $ 0.25       $  0.24         $ 0.24

                        1995                      MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
    --------------------------------------------  ---------   --------   -------------   ------------
    Interest income.............................   $ 2,290     $2,505       $ 2,767         $3,082
    Interest expense............................       929      1,063         1,191          1,365
                                                    ------     ------        ------         ------
    Net interest income.........................     1,361      1,442         1,576          1,717
    Provision for loan losses...................      (126)      (126)         (236)          (206)
    Noninterest income..........................       223        236           182            236
    Noninterest expense.........................       820        759           688            826
                                                    ------     ------        ------         ------
    Income before income taxes..................       638        793           834            921
    Provision for income taxes..................       219        263           288            318
                                                    ------     ------        ------         ------
    Net income..................................   $   419     $  530       $   546         $  603
                                                    ======     ======        ======         ======

    Earnings per common share...................   $  0.15     $ 0.20       $  0.20         $ 0.22

16. SUBSEQUENT EVENTS:

     On September 30, 1997, the Company authorized 525,000 options and granted options to purchase a total of 385,000 shares of the Company's common stock to two executives. Currently, a total of 105,000 options are exercisable immediately with the remaining options vesting equally over the next five years. The options were granted at the fair market value on the date of grant.

     On October 17, 1997 the Company had a 5 for 1 stock split and subsequently on January 12, 1998 had a 3.5 for 1 stock split. All share and per share amounts have been restated to retroactively reflect the stock splits as well as all previous stock splits.

     On July 18, 1997 the Company purchased and assumed substantially all of the deposit liabilities of three branches from Wells Fargo Bank N.A. San Francisco. In connection with the acquisition of such deposit liabilities and related cash balances, the Company also acquired certain other assets of the branches, including real estate, furniture and fixtures. All assets constituting premises and equipment or other physical property will continue to be used in the banking business. Wells Fargo Bank retained all other revenue producing assets, including all loans, which had originated from these branches.

                     COWLITZ BANCORPORATION AND SUBSIDIARY

                           DECEMBER 31, 1996 AND 1995
(AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

     A summary of the deposit liabilities and limited assets acquired by the Company is shown below:

            Total deposits (liabilities) acquired......................  $25,217
            Less assets acquired
              Cash.....................................................      716
              Premises and equipment...................................      362
            Less premium paid for deposits.............................    1,970
                                                                         -------
            Net cash received by the Company
              for the deposits acquired................................  $22,169
                                                                         =======

     The deposit premium is classified as an intangible asset in the unaudited September 30, 1997 consolidated balance sheet and is being amortized using an accelerated method over a ten year life.

MAP OF WASHINGTON WITH COWLITZ COUNTY HIGHLIGHTED SHOWING THE LOCATION OF THE COMPANY'S BRANCHES

======================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATING THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Summary...............................      3
Risk Factors..........................      6
Use of Proceeds.......................      9
Dividend Policy.......................      9
Capitalization........................     10
Dilution..............................     11
Selected Historical Financial
  Information and Other Data..........     12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     13
Business..............................     28
Management............................     38
Certain Transactions..................     42
Principal and Selling Shareholders....     43
Shares Eligible for Future Sale.......     43
Description of Capital Stock..........     44
Underwriting..........................     46
Experts...............................     47
Legal Matters.........................     47
Additional Information................     47
Index to Financial Statements.........    F-1

                            ------------------------

UNTIL           , 1998, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================

                                1,000,000 SHARES

                                      LOGO

                                    COWLITZ
                                 BANCORPORATION
                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                             BLACK & COMPANY, INC.
                         PACIFIC CREST SECURITIES INC.
                                           , 1998
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock offered hereby.

        Securities and Exchange Commission Registration Fee...............  $  4,531
        NASD Filing Fee...................................................     1,995
        Nasdaq National Market Listing Fee................................    27,500
        *Printing and Engraving Expenses..................................    40,000
        *Legal Fees and Expenses..........................................   100,000
        *Accounting Fees and Expenses.....................................   100,000
        Blue Sky Fees and Expenses (including fees of counsel)............     5,000
        Transfer Agent and Registrar Fee..................................     5,000
        Miscellaneous Expenses............................................    15,974
                                                                            --------
                  Total...................................................  $300,000
                                                                            ========

---------------

* Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article X of the Registrant's Amended and Restated Articles of Incorporation (Exhibit 3.1 hereto) provides for indemnification of the Registrant's directors to the maximum extent permitted by Washington law, and also permits the Registrant's board of directors to indemnify the Registrant's officers, employees and agents. The directors and officers of the Registrant also may be indemnified against liability they may incur for serving in such capacity pursuant to a liability insurance policy maintained by the Company for such purpose.

     Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director's liability to the corporation or its Shareholders for monetary damages for acts or omissions as a director. Article VII of the Registrant's Amended and Restated Articles of Incorporation contains provisions implementing such limitations on a director's liability to the Registrant and its Shareholders, except in certain circumstances involving (i) any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any unlawful distribution to stockholders, or (iv) any transaction from which the director derived an improper personal benefit.

     The proposed form of Underwriting Agreement (Exhibit 1.1 hereto) contains certain provisions regarding the indemnification of officers and directors of the Registrant by the Underwriters.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On January 31, 1995, the Registrant sold 49,250 shares of its Common Stock (861,875 shares post-split) to 47 individuals that were then shareholders of the Registrant. The Registrant received $2,229,547 in the offering. These sales were exempt under Regulation A of the Securities Act.

     Between October 9, 1996 and the date hereof, the Registrant has sold 33,565 shares post-split to 50 employees of the Registrant pursuant to the Cowlitz Bancorporation Employee Stock Purchase Plan. The Registrant has received $157,814 in this offering. The sales are exempt under Section 4(2) and Section 3(a)(11) of the Securities Act.

     On September 30, 1997, the Company granted to each of Benjamin Namatinia and Charles Jarrett, executive officers of the Company, options to acquire 192,500 shares of common stock of the Company at a price of $5.71 per share. The grant was exempt under Section 4(2) of the Securities Act.

     In December 1997, the Company sold 350 shares (post-split) each to two directors of the Bank at a price of $5.71 per share. The sales were exempt under
Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

 1.1*     Form of Underwriting Agreement among the Registrant, the Selling Shareholders and the Underwriters.
 3.1      Form of Restated and Amended Articles of Incorporation of Registrant.
 3.2      Bylaws of Registrant.
 5.1      Opinion of Foster Pepper & Shefelman PLLC.
10.1      Advances Security and Deposit Agreement dated March 29, 1991 between Federal Home
          Loan Bank of Seattle and Cowlitz Bank.
10.2      Federal Home Loan Bank of Seattle Form of Promissory Note (Credit Line Fixed Rate
          Advance).
10.3      Federal Home Loan Bank of Seattle Promissory Note No. 75494 dated May 7, 1997 (Cash
          Management Advance Credit Line).
10.4      Promissory Note dated January 15, 1992 between Key Bank of Washington and Cowlitz
          Bancorporation.
10.5      Form of 8 1/2% Subordinated Promissory Note due February 15, 2000.
10.6      Purchase and Assumption Agreement dated as of March 5, 1997 between Wells Fargo
          Bank, N.A. and Cowlitz Bank.
10.7      Lease Agreement dated October 7, 1963 between Twin City Development Co. and Bank of
          Cowlitz County.
10.8      Assignment of Lease dated March 4, 1976 between Bank of the West and Old National
          Bank of Washington.
10.9      Assignment of Lease dated March 30, 1979 between Old National Bank of Washington and Pacific National Bank of Washington.
10.10     Extension of Lease dated April 1, 1989 between Triangle Development Company and
          First Interstate Bank of Washington, N.A.
10.11     Employment Agreement dated January 1, 1998 between Cowlitz Bancorporation and
          Charles W. Jarrett.

10.12     Employment Agreement dated January 1, 1998 between Cowlitz Bancorporation and Ben
          Namatinia.
10.13     Cowlitz Bancorporation Supplemental Executive Retirement Plan dated January 1,
          1998.
10.14     Cowlitz Bancorporation 1997 Stock Option Plan.
10.15     Form of Stock Option Agreement.
10.16     Cowlitz Bancorporation Employee Stock Purchase Plan.
11.1      Computation of Per Share Earnings.
21.1      List of all Subsidiaries of the Registrant.
23.1      Consent of Foster Pepper & Shefelman PLLC (contained in Exhibit 5.1).
23.2      Consent of Arthur Andersen LLP.
24.1      Power of Attorney from officers and directors (contained on signature page).
27        Financial Data Schedule.

---------------

* To be filed by amendment

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Longview, State of Washington, on January 8, 1998.

                                          COWLITZ BANCORPORATION

                                          By     /s/ CHARLES W. JARRETT
                                            ------------------------------------
                                               Charles W. Jarrett, President

                               POWER OF ATTORNEY

     Each person whose individual signature appears below hereby constitutes and appoints Benjamin Namatinia, and Charles W. Jarrett and each of them severally, as his true and lawful attorney-in-fact with full power of substitution to execute in the name and on behalf of such person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

                  SIGNATURE                                 TITLE                      DATE
---------------------------------------------  --------------------------------  ----------------

/s/ BENJAMIN NAMATINIA                         Chairman, Chief Executive         January 8, 1998
---------------------------------------------  Officer and Director
Benjamin Namatinia

/s/ CHARLES W. JARRETT                         President, Chief Operating        January 8, 1998
---------------------------------------------  Officer and Director
Charles W. Jarrett

/s/ DONNA P. GARDNER                           Vice President --                 January 8, 1998
---------------------------------------------  Secretary/Treasurer (Chief
Donna P. Gardner                               Financial Officer and Principal
                                               Accounting Officer,

/s/ MARK F. ANDREWS, JR.                       Director                          January 8, 1998
---------------------------------------------
Mark F. Andrews, Jr.

/s/ LARRY M. LARSON                            Director                          January 8, 1998
---------------------------------------------
Larry M. Larson

/s/ E. CHRIS SEARING                           Director                          January 8, 1998
---------------------------------------------
E. Chris Searing

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                  DESCRIPTION                                      PAGE
------   --------------------------------------------------------------------------  ------------
  1.1*   Form of Underwriting Agreement among the Registrant, the Selling
         Shareholders and the Underwriters.
  3.1    Form of Restated and Amended Articles of Incorporation of Registrant.
  3.2    Bylaws of Registrant.
  5.1    Opinion of Foster Pepper & Shefelman PLLC.
 10.1    Advances Security and Deposit Agreement dated March 29, 1991 between
         Federal Home Loan Bank of Seattle and Cowlitz Bank.
 10.2    Federal Home Loan Bank of Seattle Form of Promissory Note (Credit Line
         Fixed Rate Advance).
 10.3    Federal Home Loan Bank of Seattle Promissory Note No. 75494 dated May 7,
         1997 (Cash Management Advance Credit Line).
 10.4    Promissory Note dated January 15, 1992 between Key Bank of Washington and
         Cowlitz Bancorporation.
 10.5    Form of 8 1/2% Subordinated Promissory Note due February 15, 2000.
 10.6    Purchase and Assumption Agreement dated as of March 5, 1997 between Wells
         Fargo Bank, N.A. and Cowlitz Bank.
 10.7    Lease Agreement dated October 7, 1963 between Twin City Development Co.
         and Bank of Cowlitz County.
 10.8    Assignment of Lease dated March 4, 1976 between Bank of the West and Old
         National Bank of Washington.
 10.9    Assignment of Lease dated March 30, 1979 between Old National Bank of
         Washington and Pacific National Bank of Washington.
 10.10   Extension of Lease dated April 1, 1989 between Triangle Development
         Company and First Interstate Bank of Washington, N.A.
 10.11   Employment Agreement dated January 1, 1998 between Cowlitz Bancorporation and Charles W. Jarrett.
 10.12   Employment Agreement dated January 1, 1998 between Cowlitz Bancorporation and Ben Namatinia.
 10.13   Cowlitz Bancorporation Supplemental Executive Retirement Plan dated
         January 1, 1998.
 10.14   Cowlitz Bancorporation 1997 Stock Option Plan.
 10.15   Form of Stock Option Agreement.
 10.16   Cowlitz Bancorporation Employee Stock Purchase Plan.
 11.1    Computation of Per Share Earnings.
 21.1    List of all Subsidiaries of the Registrant.
 23.1    Consent of Foster Pepper & Shefelman PLLC (contained in Exhibit 5.1).
 23.2    Consent of Arthur Andersen LLP.
 24.1    Power of Attorney from officers and directors (contained on signature page).
 27      Financial Data Schedule.

---------------

* To be filed by amendment